BAKER & MCKENZIE
東京青山・青木法律事務所

東京青山・青木法律事務所
ベーカー&マッケンジー外国法事務弁護士事務所
特定共同事業事務所

〒100-0014
東京都千代田区永田町2丁目13-10
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FILE NO. 082-03311

October 30, 2006

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the documents of which contents were announced by the Company.

- Notice of Change of Subsidiary (dated October 26, 2006) (English translation)
- Consolidated Settlement of Accounts for the First Half Ended September 30, 2006 (dated October 26, 2006) (English translation)
- Supplementary Data for Settlement of Accounts for the First Half Ended September 30, 2006 (dated October 26, 2006) (English translation)

Yours very truly,

Fusako Otsuka

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

dlw 11/14

FILE NO. 082-03311

(Translation)

October 26, 2006

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Masato Hashikawa General Manager of Investor Relations Division (Tel: 03 - 3572 - 5111)

Notice of Change of Subsidiary

Notice is hereby given that Shiseido Company, Limited (the "Company") determined to include Selan Anonymous Association in consolidation as a subsidiary, as described below:

Description

1. Reason for the change:

The Accounting Standards Board of Japan has clarified the treatment of investment associations in its "Practical Solutions on Application of Control Criteria and Influence Criteria to Investment Associations" dated September 8, 2006 (ASBJ Practical Solutions Report No.20). Accordingly, the Company has determined to include Selan Anonymous Association in consolidation as a subsidiary as from the interim period of the fiscal year ending March 31, 2007.

2. Outline of Selan Anonymous Association:

(1)	Company name:	Selan Anonymous Association	
(2)	Location:	(Operator)	Sakura Sogo Jimusho, 11, Kanda Jinbocho 1-chome, Chiyoda-ku, Tokyo
		(Anonymous member)	5-5, Ginza 7-chome, Chuo-ku, Tokyo

(3)	Representative:	(Operator)	Shigeru Sugimoto, Director Yugen Kaisha Selan
		(Anonymous member)	Shinzo Maeda, President & CEO and Representative Director Shiseido Company, Limited
(4)	Establishment:	March 27, 2001	
(5)	Business activities:	Possession and lease of the building of the building of Shiodome Tower (Shiseido's Shiodome Office) and equipment appertaining thereto	
(6)	Capital:	¥11,600 million	
(7)	Date of settlement of accounts:	December 31 of each year	
(8)	Investor:	Shiseido Company, Limited: 100%	

3. Date of change: September 30, 2006

4. Future outlook:

The change will have no significant impact on the Company's (consolidated/ non-consolidated) operating results for the fiscal year ending March 31, 2007.

-END-

The figures for these Financial Statements are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report issued by the Company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

Consolidated Settlement of Accounts for the First Half Ended September 30, 2006

Shiseido Company, Limited

Listing: Tokyo Stock Exchange, First Section (Code Number: 4911)
Head Office: Tokyo, Japan
URL: http://www.shiseido.co.jp/e/
Representative: Shinzo Maeda, President/CEO & Representative Director
Contact: Masato Hashikawa, General Manager of Investor Relations Department
Tel. +81-3-3572-5111

Date of Board Meeting for Consolidated Settlement of Accounts: October 26, 2006
U.S. Generally Accepted Accounting Principles: Not applied

1. Performance in the First Half Ended September 30, 2006 (April 1–September 30, 2006)

* Amounts under one million yen have been rounded down.

(1) Consolidated Operating Results

(Millions of yen, except for per share figures)

	Net Sales		Income from Operations		Ordinary Income	
First Half Ended Sept. 2006	347,395	[+5.1%]	25,825	[+13.6%]	27,951	[+13.1%]
First Half Ended Sept. 2005	330,545	[+4.6%]	22,725	[+59.0%]	24,724	[+61.7%]
Fiscal Year Ended Mar. 2006	670,957		38,879		42,161	

	Net Income		Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)
First Half Ended Sept. 2006	9,382	[-8.6%]	22.59	22.50
First Half Ended Sept. 2005	10,269	[+115.3%]	24.80	24.79
Fiscal Year Ended Mar. 2006	14,435		34.42	34.37

Notes: 1. Gain from investment in subsidiaries and affiliates accounted for by the equity method
First half ended Sept. 2006: ¥47 million
First half ended Sept. 2005: ¥53 million
Fiscal year ended Mar. 2006: ¥61 million

2. Average number of shares outstanding (consolidated)
First half ended Sept. 2006: 412,474,281
First half ended Sept. 2005: 413,314,080
Fiscal year ended Mar. 2006: 412,855,427

3. Changes in accounting methods: Applicable
(Changes in business segmentation and segment-allocation of operating expenses)

4. Numbers in brackets alongside net sales, income from operations, ordinary income, and net income indicate percentage increase/decrease over previous corresponding term.

(2) Consolidated Financial Position

(Millions of yen, except for per share figures)

	Total Assets	Net Assets	Equity Ratio (%)	Net Assets per Share (Yen)
First Half Ended Sept. 2006	682,704	388,512	54.8	906.40
First Half Ended Sept. 2005	652,800	365,879	56.0	887.32
Fiscal Year Ended Mar. 2006	671,841	373,899	55.7	906.11

Notes: 1. For the first half ended Sept. 2005 and the fiscal year ended Mar. 2006, the figures for the former Shareholders' Equity and Shareholders' Equity per Share are used for Net Assets and Net Assets per Share, respectively.

2. Number of shares outstanding at term-end (consolidated)
First half ended Sept. 2006: 412,532,730
First half ended Sept. 2005: 412,342,632
Fiscal year ended Mar. 2006: 412,456,414

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Term-End
First Half Ended Sept. 2006	21,102	(6,593)	(9,536)	96,450
First Half Ended Sept. 2005	(15,599)	(3,577)	(10,883)	77,852
Fiscal Year Ended Mar. 2006	21,812	(12,640)	(29,959)	89,014

(4) Description of Consolidation and Scope of Application for Equity Method

Number of consolidated subsidiaries: 96
Number of nonconsolidated subsidiaries to which equity method applies: —
Number of affiliates to which equity method applies: 5

(5) Changes in Consolidation and Scope of Application for Equity Method

Newly consolidated companies: 4; Excluded consolidated companies: 1
Newly included under equity method: —; Excluded under equity method: —

2. Projections for the Fiscal Year Ending March 2007 (April 1, 2006–March 31, 2007)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
Fiscal Year Ending March 2007	695,000	49,000	21,000

Reference: Projected consolidated net income per share is ¥50.91.

Please refer to pages 16 to 19 for information on preconditions underlying the above estimates and other related information.

1. The Shiseido Group

The Shiseido Group (the "Group", "Shiseido", the "Companies") consists of Shiseido Company, Limited (the "Company"), 116 subsidiaries (96 consolidated and 20 nonconsolidated (non-equity method)), and 15 affiliates (5 equity method applicable and 10 non-equity method applicable). These Companies are mainly engaged in manufacture and sale of cosmetics, cosmetic accessories, toiletries, beauty salon products, health & beauty food, and pharmaceuticals. Their business activities also include research and development related to their products and other services.

The positioning of various members of the Group and their business segments are shown in the chart below.

Business Segment	Main Activities	Principal Companies
Domestic Cosmetics	Manufacture and sale of cosmetics, cosmetic accessories, toiletries, beauty salon products, health & beauty food, and over-the-counter drugs, operated mainly in Japan	Shiseido Co., Ltd. Shiseido Sales Co., Ltd. FT Shiseido Co., Ltd. Shiseido FITIT Co., Ltd. Shiseido International Inc. Shiseido Professional Co., Ltd. Shiseido Beauty Salon Co., Ltd. Shiseido Pharmaceutical Co., Ltd. Plus: 16 consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 26 companies)
Overseas Cosmetics	Manufacture and sale of cosmetics, cosmetics accessories, toiletries, and beauty salon products, operated mainly overseas	Shiseido Co., Ltd. Shiseido International Corporation Shiseido America, Inc. Shiseido Cosmetics (America) Ltd. Zotos International, Inc. Shiseido International Europe S.A. Shiseido International France S.A.S. Shiseido Deutschland GmbH Beauté Prestige International S.A. Shiseido China Co., Ltd. Shiseido Liyuan Cosmetics Co., Ltd. Shiseido Dah Chong Hong Cosmetics Ltd. Taiwan Shiseido Co., Ltd. Plus: 50 consolidated subsidiaries 3 affiliated companies (equity method applicable) (TOTAL: 66 companies)
Others	Manufacture and sale of medical-use drugs Sale of clothing and accessories Restaurant operation Real estate management/sales, etc.	Shiseido Co., Ltd. The Ginza Co., Ltd. Shiseido Parlour Co., Ltd. Shiseido Kaihatsu Co., Ltd. Selan Anonymous Association Plus: 7 consolidated subsidiaries (TOTAL: 12 companies)
Nonconsolidated subsidiaries (non-equity method)		20 nonconsolidated subsidiaries (non-equity method) (TOTAL: 20 companies)
Non-equity method affiliates		10 non-equity method affiliates (TOTAL: 10 companies)

Notes:

1. The Company, which is engaged in multiple businesses, is included in the totals for principal companies in each business segment.
2. Effective this period under review, the Company reclassified its business segmentation of "cosmetics," "toiletries," and "others" to "domestic cosmetics," "overseas cosmetics, " and "others".
   - The newly defined "cosmetics" includes toiletries, beauty salon products, health & beauty foods, and over-the-counter drugs, which had previously been included in the former "toiletries" and "others" segments.
   - The above "cosmetics" segment, which covers a wider product domain, has been divided into domestically-operated "domestic cosmetics" and overseas-operated "overseas cosmetics."
   - "Others" includes medical-use drugs, clothing, accessories, and other businesses that are not included in the scope of the "domestic cosmetics" and "overseas cosmetics" segments.

The business segments have been reclassified this way to reflect the integration of cosmetics operations with its peripheral operations and other internal organizational changes, and to clarify the results of overseas cosmetics operations.

The business structure of the Group is illustrated below:


Domestic Cosmetics
[Cosmetics]
Manufacturing companies
1 consolidated subsidiary
1 affiliate (equity method applicable)
Services companies
2 consolidated subsidiaries
Sales companies
6 consolidated subsidiaries
Shiseido FITIT Co., Ltd.
Shiseido International Inc.
+ 4 others
1 affiliate (equity method applicable)
Sales companies
10 consolidated subsidiaries
Shiseido Sales Co., Ltd.
FT Shiseido Co., Ltd.
+ 8 others
[Professional]
Sales companies
1 consolidated subsidiary
Shiseido Professional Co., Ltd.
Services companies
1 consolidated subsidiary
Shiseido Beauty Salon Co., Ltd.
[Healthcare]
Sales companies
2 consolidated subsidiaries
Shiseido Pharmaceutical Co., Ltd.
+ 1 other
Overseas Cosmetics
[Americas]
(Cosmetics)
Holding companies
1 consolidated subsidiary
Shiseido International Corporation
Manufacturing companies
2 consolidated subsidiaries
Shiseido America, Inc.
+ 1 other
Sales companies
8 consolidated subsidiaries
Shiseido Cosmetics (America) Ltd.
+ 7 others
(Professional)
Manufacturing and sales companies
1 consolidated subsidiary
Zotos International, Inc.
Sales companies
2 consolidated subsidiaries
[Europe]
(Cosmetics)
Holding companies
1 consolidated subsidiary
Shiseido International Europe S.A.
Manufacturing companies
1 consolidated subsidiary
Shiseido International France S.A.S.
Sales companies
14 consolidated subsidiaries
Shiseido Deutschland GmbH
Beauté Prestige International S.A.
+ 12 others
1 affiliate (equity method applicable)
(Professional)
Holding companies
2 consolidated subsidiaries
Manufacturing and sales companies
1 consolidated subsidiary
Sales companies
6 consolidated subsidiaries
[Asia and Oceania]
(Cosmetics)
Holding companies
1 consolidated subsidiary
1 affiliate (equity method applicable)
Manufacturing companies
1 consolidated subsidiary
Holding and sales companies
1 consolidated subsidiary
Shiseido China Co., Ltd.
Sales companies
14 consolidated subsidiaries
Shiseido Dah Chong Hong Cosmetics Ltd.
+ 13 others
Manufacturing and sales companies
3 consolidated subsidiaries
Shiseido Liyuan Cosmetics Co., Ltd.
Taiwan Shiseido Co., Ltd.
+ 1 other
1 affiliate (equity method applicable)
Research and development
1 consolidated subsidiary
(Professional)
Sales companies
1 consolidated subsidiary
Services companies
1 consolidated subsidiary
Others
[Frontier Sciences]
Manufacturing and sales companies
1 consolidated subsidiary
[Services and others]
10 consolidated subsidiaries
The Ginza Co., Ltd., Shiseido Parlour Co., Ltd.
Shiseido Kaihatsu Co., Ltd., Selan Anonymous Association
+ 6 others
Shiseido Co., Ltd. (manufacturing and sales company)
20 nonconsolidated subsidiaries (non-equity method)
10 non-equity method affiliates

Note: ——► Finished products ----► Semifinished products -·-·-·►Services, etc.
Arrows represent main transactions.

Subsidiaries and Affiliated Companies

Name	Address	Capitalization (¥1,000)	Business Segment	Voting Rights Held by Company (%)	Relationship with Company
Consolidated Subsidiaries					
Shiseido Sales Co., Ltd. *1 *2	Minato-ku, Tokyo	100,000	Domestic Cosmetics	100.0	Buyer of cosmetics, etc. Rents Company's buildings, land and equipment Rents buildings and land to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
FT Shiseido Co., Ltd.	Chuo-ku, Tokyo	100,000	"	100.0	Buyer of toiletries, etc. Rents Company's buildings Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido FITIT Co., Ltd. *1	Chuo-ku, Tokyo	10,000	"	100.0	Buyer of cosmetics Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido International Inc. *1	Chuo-ku, Tokyo	30,000	"	100.0	Buyer of cosmetics Concurrent directors: None Transferred/concurrent employees: None
Shiseido Professional Co., Ltd.	Chuo-ku, Tokyo	250,000	"	100.0	Buyer of beauty salon products Loan of funds from Company Rents Company's buildings and equipment Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Beauty Salon Co., Ltd.	Chuo-ku, Tokyo	295,000	"	100.0	No sales transactions with Company Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Pharmaceutical Co., Ltd.	Chuo-ku, Tokyo	100,000	"	100.0	Buyer of pharmaceuticals Rents Company's buildings and equipment Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido International Corporation *1	Delaware, U.S.A.	(US$1,000) 403,070	Overseas Cosmetics	100.0	No sales transactions with Company External debt and bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido America Inc.	New York, U.S.A.	(US$1,000) 28,000	"	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Cosmetics (America) Ltd.	New York, U.S.A.	(US$1,000) 15,000	"	100.0 (100.0)	No sales transactions with Company Rent payment guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Zotos International, Inc.	Connecticut, U.S.A.	(US$1,000) 25,000	"	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido International Europe S.A. *1	Paris, France	(EUR1,000) 247,473	"	100.0	No sales transactions with Company Bonds guaranteed by Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido International France S.A.S.	Paris, France	(EUR1,000) 36,295	"	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Deutschland GmbH	Dusseldorf, Germany	(EUR1,000) 5,200	"	100.0 (100.0)	No sales transactions with Company Rent payment guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Beauté Prestige International S.A.	Paris, France	(EUR1,000) 17,760	"	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido China Co., Ltd.	Shanghai, China	(CNY1,000) 353,006	"	100.00	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes

Name	Address	Capitalization (¥1,000)	Business Segment	Voting Rights Held by Company (%)	Relationship with Company
Shiseido Liyuan Cosmetics Co., Ltd.	Beijing, China	(CNY1,000) 94,300	"	65.0 (33.0)	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Dah Chong Hong Cosmetics Ltd.	Hong Kong, China	(HK$1,000) 123,000	"	50.0	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Taiwan Shiseido Co., Ltd.	Taipei, Taiwan	(NT$1,000) 1,154,588	"	51.0	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
The Ginza Co., Ltd.	Chuo-ku, Tokyo	490,000	Others	96.9	Buyer of cosmetics, clothes, accessories, etc. Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Parlour Co., Ltd.	Chuo-ku, Tokyo	2,714,500	"	99.3	Supplier of foods Rents Company's buildings and equipment Rents buildings to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Kaihatsu Co., Ltd.	Chuo-ku, Tokyo	495,000	"	100.0	Real estate management Rents Company's land and equipment Rents land to Company Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes
Selan Anonymous Association *1	(Operator: Selan Co., Ltd.) Chiyoda-ku, Tokyo	11,600,000	"	100.0	Rents Shiodome Tower (Shiseido Shiodome Office) offices and equipment to Company Concurrent directors: None; Transferred/concurrent employees: None
73 others	—	—	—	—	—
Equity Method Applied Companies					
5 companies	—	—	—	—	—

Notes: 1. The relevant industry segment within Group operations is listed under the Business Segment column.
2. Figures in parentheses in the Voting Rights Held by Company column indicate the share of indirect voting rights.
3. None of the above file security registration statements or annual financial reports.
*1 refers to designated subsidiaries
*2 refers to companies that post net sales (excluding intra-group transactions) accounting for over 10% of consolidated net sales.

2. Management Policies

(1) Basic Corporate Policies

Since its establishment in 1872, Shiseido has consistently modeled its corporate management on the spirit of contributing to the beauty and health of numerous customers, thus benefiting them and society in general. Based on this spirit, we will seek to remain a company that makes a lasting contribution to customers around the world.

Underscoring this basic policy is our commitment to earning the support of our various stakeholders—customers, business partners, shareholders, employees, and society in general—as a valuable corporation in the belief that creating value together improves corporate value in the long term and helps maximize shareholder value.

We also believe that improving the value of the ***SHISEIDO*** corporate brand will be key to enhancing corporate value in the 21st century. In addition to raising economic value, improving corporate value will crucially depend on how we fulfill our social responsibilities as a corporation and how we address environmental issues.

(2) Basic Income Distribution Policy

Our total shareholder return policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a total return ratio, which represents the amount of profits returned to shareholders—the sum of dividends paid and share buybacks—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term while increasing the fraction of dividends.

(3) Perspectives and Policies Concerning Reducing Minimum Share Unit

We acknowledge that reducing the minimum share unit for investors is an effective way to raise liquidity of the Company's shares and broaden our shareholder base. In considering this measure, we will evaluate the appropriate timing, taking into account our business performance, share price movements, number of shareholders, and shareholder composition, as well as increased operating expenses that would accompany such a reduction.

(4) Medium- and Long-Term Management Strategies and Numerical Management Targets

In order to transform itself into a globally competitive cosmetics company, Shiseido is seeking to create a structure capable of consistently generating an operating income ratio (ratio of income from operations to net sales) of at least 10%. By enhancing profitability, we will also pursue steady increases in return on equity (ROE).

In our new medium-term business plan, covering the three-year period from April 2005, we are targeting an operating income ratio of at least 8%, which we plan to achieve by ensuring increased growth and raising profitability.

(5) Issues to Be Addressed

Our priority is to expand our growth potential in both domestic and overseas markets while enhancing profitability in order to achieve the high income ratios needed to prevail amid global competition. To this end, we have identified three strategies in our three-year plan. The first two strategies, both of which are aimed at raising our growth potential, are to reform our domestic marketing activities and accelerate the expansion of our China business. Our third strategy is to undertake fundamental reforms, in order to generate funds to implement the first two growth strategies and improve profitability. We will execute these strategies with increased speed in our quest to achieve the objectives of our three-year plan.

With respect to reforming our domestic marketing activities, we will continue rejuvenating our brand strategies and reinforcing the activities of our Beauty Consultants in order to comprehensively demonstrate our 100% customer-oriented commitment. At the same time, we have embarked on our sales reform initiatives, which represent the third pillar of this strategy. As we pursue these reforms with renewed vigor, we have also undertaken a large-scale reorganization (new structure effective April 1, 2006) entailing the integration and rearrangement of our cosmetics and toiletries business divisions, as well as the reorganization of our health & beauty care-related sectors.

Regarding brand strategy renovation, we are developing and nurturing broad and strong brands/lines, centering on our "mega lines" that target the No. 1 position in their respective categories, through line integration and focused allocation of marketing costs. Through the reorganization, the cosmetics and toiletries divisions were not simply combined, but also regrouped into strategic business units by product categories and sales channels. Our category-oriented management system has been established with a Brand Manager in each unit who coordinates the full marketing process, from product development to promotion.

With respect to innovating the activities of our Beauty Consultants, we have rolled out our Customer Satisfaction Evaluation System, introduced partly as a preliminary stage in the previous year ended March 2006, to cover all sales branches nationwide, in order to expand activities aimed at earning the heartfelt trust of customers. Under our sales reform strategy, we are strengthening our sales capabilities with sales forces specializing in each channel. Especially in the area of self-selection cosmetics sold through structured retailers, we have formed an integrated sales team of cosmetics and toiletries representatives.

In addition, we will continue strategic investments in the health & beauty care and mail-order sales markets, which are prominent growth sectors for the future.

As for accelerating the expansion of our China business, we are pursuing a sales channel-specific branding strategy to meet customer needs. This marketing strategy entails introducing new products and increasing the number of cosmetics specialty shops in our voluntary chain store network. At the same time, we are refining our sales, production, and distribution systems in China in order to further strengthen our market competitiveness.

Our strategy of pursuing fundamental reforms is designed to facilitate procurement of ample funds to effectively promote the aforementioned growth strategies, while also raising profitability. To this end, we will continue rationalizing brands and businesses that contribute little to earnings. Especially in North America, we will carry out an operational review.

We will also strive to create a framework conducive to demonstrating the above strategies effectively and swiftly. From this perspective, we are undertaking concrete corporate governance reforms. This has entailed introducing two external members on the Board of Directors to improve the soundness and transparency of governance. We have also placed limits on the tenures of corporate officers. At the same time, we will further reform our personnel systems. With top priority on nurturing excellent people, we are striving to develop the diverse skills of each and every employee. We are also actively seeking to promote the promising young and the female employees to management positions.

3. Performance and Financial Position

3.1 Overview of the First Half Ended September 2006

(1) Performance

In the interim period under review (the six-month period ended September 30, 2006), consolidated net sales rose 5.1% year-on-year. Domestic sales were up 0.7%, and overseas sales grew 16.7%.

We achieved a double-digit increase in income from operations, up 13.6%, reflecting higher sales, which offset increased personnel expenses. In keeping with the rise in income from operations, we registered a 13.1% increase in ordinary income. We reported an extraordinary loss from impairment losses on domestic and U.S. subsidiaries and paid higher corporate taxes, causing interim net income to decline 8.6%.

Consolidated Performance

(Millions of yen)

	First Half Ended Sept. 2006	Percent of Net Sales	First Half Ended Sept. 2005	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Cosmetics	229,298	66.0%	229,653	69.5%	−354	−0.2%
Overseas Cosmetics	106,244	30.6%	90,936	27.5%	+15,307	+16.8%
Others	11,852	3.4%	9,954	3.0%	+1,897	+19.1%
Net Sales	347,395	100.0%	330,545	100.0%	+16,850	+5.1%
Domestic Sales	240,859	69.3%	239,216	72.4%	+1,642	+0.7%
Overseas Sales	106,536	30.7%	91,328	27.6%	+15,207	+16.7%
Income from Operations	25,825	7.4%	22,725	6.9%	+3,099	+13.6%
Ordinary Income	27,951	8.0%	24,724	7.5%	+3,226	+13.1%
Net Income	9,382	2.7%	10,269	3.1%	−887	−8.6%
Consolidated Income/ Nonconsolidated Income	1.18 times		2.23 times			

Nonconsolidated Performance

(Millions of yen)

	First Half Ended Sept. 2006	Percent of Net Sales	First Half Ended Sept. 2005	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Cosmetics	129,586	91.0%	112,318	90.0%	+17,267	+15.4%
Overseas Cosmetics	9,497	6.7%	9,402	7.5%	+95	+1.0%
Others	3,270	2.3%	3,098	2.5%	+172	+5.6%
Net Sales	142,354	100.0%	124,818	100.0%	+17,535	+14.0%
Income from Operations	5,004	3.5%	4,620	3.7%	+383	+8.3%
Ordinary Income	13,725	9.6%	10,919	8.7%	+2,805	+25.7%
Net Income	7,954	5.6%	4,600	3.7%	+3,353	+72.9%

(2) Financial Position

Net cash provided by operating activities totaled ¥21.1 billion. Net cash used in investing activities totaled ¥6.6 billion. Cash flows from investing activities included ¥11.5 billion in investments in fixed assets. Such investments covered restoration and renewal of existing facilities. Net cash used in financing activities was ¥9.5 billion.

As a result, cash and cash equivalents at the end of the interim term amounted to ¥96.5 billion, up ¥7.4 billion from six months earlier. We project overall cash flows for the year to be positive, with a rise in year-end capital.

Consolidated Cash Flows (Summary)

(Billions of yen)

Cash and Cash Equivalents at Beginning of Term	89.0
Cash Flows from Operating Activities	21.1
Cash Flows from Investing Activities	(6.6)
[Investments in Fixed Assets]	[(11.5)]
Cash Flows from Financing Activities	(9.5)
Net Increase in Cash and Cash Equivalents	7.4
Cash and Cash Equivalents at End of Term	96.5

*Investments in Fixed Assets (Billions of yen)

Acquisition of Property, Plant, and Equipment	(10.4)
Increase in Intangible Assets	(1.1)

As shown in the following chart, for the past four years, the equity ratio has been between 50% and 60% based on book value, most recently rising to 143% on a market value basis. Liability-related indicators have remained at safe levels.

Cash Flow Indices

	Fiscal Year Ended March 2004	Fiscal Year Ended March 2005	Fiscal Year Ended March 2006	First Half Ended Sept. 2006
Equity Ratio (%)	59.8	51.2	55.7	54.8
Equity Ratio Based on Market Price (%)	89.6	83.6	134.4	142.6
Debt Repayment Term (Years)	1.4	1.8	3.8	2.6
Interest Coverage Ratio (times)	18.2	22.1	8.6	16.5

Notes:

1. Equity ratio: Shareholders' equity ÷ Total assets
   Equity ratio based on market price: Market value of total stock ÷ Total assets
   Debt repayment term: Interest-bearing debt ÷ Operating cash flows
   Interest coverage ratio: Operating cash flows ÷ Payment of interest expenses
2. Each index is calculated based on consolidated financial figures.
3. Market value of total stock is calculated by multiplying the closing stock price at the end of the term by the number of shares outstanding at the end of the term (after deduction of treasury stock).
4. Interest-bearing debt refers to all liabilities listed in Consolidated Balance Sheets that incur interest. For payment of interest expenses, amounts shown in the Consolidated Statements of Cash Flows are used.
5. The debt repayment term figure for the interim period under review is based on calculated annual figure for operating cash flows.

(3) Review by Business Segment

(a) Domestic Cosmetics

(Millions of yen)

	First Half Ended Sept. 2006	First Half Ended Sept. 2005	Year-on-Year Increase/Decrease	
			Amount	% change
External Sales	229,298	229,653	–354	–0.2%
Intersegment Sales	3,071	2,675		
Total Sales	232,370	232,329		
Income from Operations Operating Margin	18,881 8.1%	19,663 8.5%	–782 –0.4%	–4.0%

■ **Sales**

Sales in the domestic cosmetics business segment remained basically flat, decreasing a slight 0.2%.

During the term, in the new domestic cosmetics sector, combining the former cosmetics and toiletries divisions, the Company made proactive marketing expenditures to strengthen its products and advertising while taking advantage of the channel-based sales force to strengthen its negotiation capabilities. For mega lines, which aim to lead their product categories, we rose to become one of the category leaders with the ***Tsubaki*** haircare line. We also made a good start in the launches of ***Integrate*** makeup for the self-selection category and the ***Elixir Superieur*** line for the mid-priced skincare market, which comprises the largest market volume.

Growth at the prestige end of the cosmetics market, centered on counseling activities, was slow, impacted by factors including non-seasonal weather. Mega line growth in the self-selection category, however, allowed us to boost overall sales of the new domestic cosmetics sector.

The professional sector, which supplies salons, boosted sales with such offerings as ***System QURL***, which uses special equipment to retain curls in perming.

In the healthcare sector, which targets a wide range of customers in the health & beauty care field, sales declined due to a shrinking market for products incorporating coenzyme Q10, our mainstay item.

■ **Income from Operations**

Despite higher personnel expenses against flat sales growth, the Company enhanced the efficiency of its marketing expenditures by making concentrated investments in core brands/lines. As a result, the decline in income from cosmetics operations was limited to 4.0%.

■ **Major New Products**

Prestige: ***Maquillage Climax Moisture Powdery*** (new foundation for fall/winter season), ***Elixir Superieur*** (new skincare line), ***Bénéfique NT*** (line for voluntary chain stores; new skincare series)

Self-selection: ***Integrate*** (new makeup line), ***Aqua Label Moisturizer Series*** (skincare line; moisturizer series), ***Super Mild Chikara*** (haircare line; new series)

Professional: ***atulie*** (a new acidic hair color system for hair salons)

(b) Overseas Cosmetics

(Millions of yen)

	First Half Ended Sept. 2006	First Half Ended Sept. 2005	Year-on-Year Increase/Decrease	
			Amount	% change
External Sales	106,244	90,936	+15,307	+16.8%
Intersegment Sales	473	170		
Total Sales	106,717	91,107		
Income from Operations Operating Margin	5,489 5.1%	2,433 2.7%	+3,055 +2.4%	+125.5%

■ **Sales**

Sales in the overseas cosmetics business segment rose 16.8%.

During the period, cosmetics sector sales grew steadily in each region, led by China, our key overseas market.

Demand for mainstay ***SHISEIDO*** brand products were high, as was demand for fragrances from Beauté Prestige International, ***NARS***, and other non-SHISEIDO brands.

Professional sector sales to salons were up, with key contributions from Zotos International, Inc.

■ **Income from Operations**

Income from operations grew 125.5% on higher revenues, which offset higher strategic expenditure in China and other markets.

■ **Major New Products**

Cosmetics: ***SHISEIDO Benefiance Concentrated Anti-Wrinkle Eye Cream*** (cream for eye contours), ***AUPRES Trans-White*** (brand for department stores in China; new skin brightener line), ***narciso rodriguez Hair Mist*** (designer fragrance brand; hair fragrance)

Professional: ***JOICO*** (haircare brand for hair salons; brand renewal), ***DECLEOR Hydra Floral*** (brand for spas; new hydrator line)

(c) Others

(Millions of yen)

	First Half Ended Sept. 2006	First Half Ended Sept. 2005	Year-on-Year Increase/Decrease	
			Amount	% change
External Sales	11,852	9,954	+1,897	+19.1%
Intersegment Sales	12,370	9,508		
Total Sales	24,223	19,463		
Income from Operations Operating Margin	1,025 4.2%	264 1.4%	+761 +2.8%	+287.6%

■ **Sales**

Sales of the Company's other businesses increased 19.1%. The frontier science sector (targeting medical and research institutes), which is a part of the health & beauty care field, expanded its revenue.

■ **Income from Operations**

Income from other operations was up 287.6%, due to additional consolidation of investment associations and other factors.

(4) Review by Geographical Segment and Overseas Sales

Domestic sales edged up slightly, but were not sufficient to cover the increase in spending, leading to a minor decrease in income from the Company's domestic operations.

Based on local currencies, sales in the Americas declined slightly as some brands struggled. By contrast, sales in Asia grew significantly, especially in the rapidly growing Chinese market. The yen depreciated against each currency, so after conversion into yen, sales increased in each region. Income from operations improved in all regions, notably in Asia where sales growth was high.

Sales by Geographic Segment (by Location)

(Millions of yen)

	First Half Ended Sept. 2006	Percent of Net Sales	First Half Ended Sept. 2005	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Sales	241,525	69.5%	240,037	72.6%	+1,488	+0.6%
Americas	23,775	6.9%	21,107	6.4%	+2,667	+12.6%
Europe	42,701	12.3%	40,374	12.2%	+2,326	+5.8%
Asia/Oceania	39,393	11.3%	29,025	8.8%	+10,367	+35.7%
Total Overseas Sales	105,870	30.5%	90,508	27.4%	+15,362	+17.0%
Net Sales	347,395	100.0%	330,545	100.0%	+16,850	+5.1%

Income by Geographic Segment (by Location)

(Millions of yen)

	First Half Ended Sept. 2006	Percent of Regional Sales *	First Half Ended Sept. 2005	Percent of Regional Sales *	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Income from Operations	14,187	5.6%	14,707	5.9%	–520	–3.5%
Americas	788	2.8%	344	1.3%	+443	+128.7%
Europe	3,493	7.8%	2,827	6.7%	+666	+23.6%
Asia/Oceania	6,206	15.7%	4,320	14.9%	+1,885	+43.6%
Total Overseas Income from Operations	10,488	9.3%	7,493	7.7%	+2,995	+40.0%
Elimination	(1,149)	—	(524)	—	(624)	+118.9%
Income from Operations	25,825	7.4%	22,725	6.9%	+3,099	+13.6%

* Based on regional sales, including intra-group sales between regions.

Overseas Sales (Export Sales and Sales by Overseas Subsidiaries; by Destination)

(Millions of yen)

		First Half Ended Sept. 2006	Percent of Net Sales	First Half Ended Sept. 2005	Percent of Net Sales	Year-on-Year Increase/Decrease		
						Amount	% change	% change in local currency terms
	Americas	23,999	6.9%	22,275	6.7%	+1,724	+7.7%	–0.8%
	Europe	39,565	11.4%	37,684	11.4%	+1,880	+5.0%	+0.4%
	Asia/Oceania	42,971	12.4%	31,369	9.5%	+11,602	+37.0%	+24.8%
Overseas Sales		106,536	30.7%	91,328	27.6%	+15,207	+16.7%	+8.5%

(5) Appropriation of Profit for the First Half Ended September 2006

(a) Dividends

The Company plans to declare an interim cash dividend of ¥16.00 per share, up ¥1.00 from a year earlier, as originally planned. The interim dividend payout ratio, therefore, will be 70.8% on a consolidated basis and 83.0% on a nonconsolidated basis.

(b) Purchase of Treasury Stock

At the June 2004 General Meeting of Shareholders, the Company changed its Articles of Incorporation, enabling it to buy back treasury stock upon resolution of the Board of Directors.

In the interim period under review, the Company did not buy back treasury stock, as decided by the Board of Directors. We will consider future treasury stock purchases in a flexible and forward-looking manner, recognizing that such buybacks are a key part of our shareholder return strategy.

3.2 Outlook for the Fiscal Year Ending March 2007

(1) Overall Performance Outlook

The market climates domestically and overseas should remain challenging throughout the rest of the year. Nonetheless, the Group will keep implementing its three-year business plan to establish a strong competitive edge.

In the second half of the year ending March 2006, in the domestic cosmetics sector, we will nurture and strengthen our "broad and strong" brands/lines, centering on mega lines that aim to win in their respective categories. At the same time, we will endeavor to expand further by continuing to allocate investments in growth-oriented sectors, such as healthcare and mail-order sales, as well as China in the overseas market.

Although we will continue making ample marketing expenditures in the second half, both net sales and income from operations are projected to increase, with the latter benefiting from higher revenue and lower costs associated with structural reforms. For the entire year, the Company forecasts a 4% increase in consolidated net sales, to ¥695.0 billion, an 23% rise in income from operations, to ¥48.0 billion, and a 45% jump in net income, to ¥21.0 billion.

We plan to declare interim and year-end dividends of ¥16.00 per share, as planned, resulting in total annual dividends of ¥32.00 per share, up ¥2.00.

Consolidated Net Sales

(Billions of yen)

	Fiscal Year Ending Mar. 2007 (Estimate)	Fiscal Year Ended Mar. 2006 (Results)	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic Cosmetics	454.0	453.4	+0.6	+0%
Overseas Cosmetics	219.0	196.3	+22.7	+12%
Others	22.0	21.3	+0.7	+3%
Net Sales	695.0	671.0	+24.0	+4%

Overseas Sales	220.0	197.2	+22.8	+12%
Overseas Sales Ratio	31.7%	29.4%		

Consolidated Income

(Billions of yen)

	Fiscal Year Ending Mar. 2007 (Estimate)	Percent of Net Sales	Fiscal Year Ended Mar. 2006 (Results)	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Income from Operations	48.0	6.9%	38.9	5.8%	+9.1	+23%
Ordinary Income	49.0	7.1%	42.2	6.3%	+6.8	+16%
Net Income	21.0	3.0%	14.4	2.1%	+6.6	+45%
Consolidated Net Income/ Nonconsolidated Net Income	1.35 times	—	1.76 times			

Nonconsolidated Net Sales

(Billions of yen)

	Fiscal Year Ending Mar. 2007 (Estimate)	Fiscal Year Ended Mar. 2006 (Results)	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic Cosmetics	255.0	227.0	+28.0	+12%
Overseas Cosmetics	20.0	19.1	+0.9	+5%
Others	7.0	6.6	+0.4	+6%
Net Sales	282.0	252.7	+29.3	+12%

Nonconsolidated Income

(Billions of yen)

	Fiscal Year Ending Mar. 2007 (Estimate)	Percent of Net Sales	Fiscal Year Ended Mar. 2006 (Results)	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Income from Operations	12.5	4.4%	7.1	2.8%	+5.4	+77%
Ordinary Income	25.0	8.9%	18.8	7.4%	+6.2	+33%
Net Income	15.5	5.5%	8.2	3.2%	+7.3	+89%

Per Share Information and Financial Ratios

	Fiscal Year Ending Mar. 2007 (Estimate)	Fiscal Year Ended Mar. 2006 (Results)	Year-on-Year Increase/Decrease
Return on Equity (%):			
Consolidated	5.6	3.9	1.7
Nonconsolidated	4.1	2.2	1.9
Net Income per Share (Yen):			
Consolidated	50.91	34.42	16.49
Nonconsolidated	37.57	19.53	18.04
Payout Ratio (%)			
Consolidated	62.9	87.2	–24.3
Nonconsolidated	85.2	153.6	–68.4
Dividends per Share (Yen):			
Interim	16.00	15.00	+1.00
Year-End	16.00	15.00	+1.00

(2) Outlook by Business Segments

(a) Domestic Cosmetics

In the domestic cosmetics segment, we will pursue marketing reforms (described in the "Issues to Be Addressed" section on pages 8 and 9) and continue our proactive and concentrated advertising and promotional activities, aiming to compensate for a revenue decline in the healthcare sector and thus maintain overall sales at the previous fiscal year's level.

On the product side, we will steadily nurture the six launched mega lines. We also plan to add new series to some of the mega lines in the second half and broaden our product lineup. We will continue to emphasize marketing expenditure allocations for our high-end prestige brand ***Clé de Peau Beauté*** and the ***Bénéfique*** line for voluntary chain stores, in addition to those for the mega lines. Meanwhile, we will seek to reinforce the activities of Beauty Consultants and pursue sales reforms. Through progress in these front-line areas, we will target further expansion of our domestic cosmetics market share. In the growth categories of healthcare and mail-order sales, we will actively develop these businesses with an eye for the future.

The decrease of Q10 products in our healthcare sector and the sale of our female sanitary product operations will negatively affect sales, although the expansion of mega lines should help us retain overall sales levels. We expect income from domestic cosmetics operations to increase slightly, reflecting higher cosmetic sector sales, withdrawals from underperforming business (sanitary products), and enhanced efficiency of our marketing expenditures due to concentrated investment in core brands/lines.

(b) Overseas Cosmetics

In China, where we expect strongest growth, we will continue to take active measures. These include launch of a new line in the department store channel, and in the voluntary chain store channel, further expansion of our network and launch of a new exclusive brand . In Europe and the Americas, we will work to boost growth and profitability by reinforcing core brands, such as ***SHISEIDO,*** fragrance brands from Beauté Prestige International, and ***NARS***.

In light of these initiatives, we forecast a double-digit jump in segment sales for the full year. We expect substantial increase in income from operations, driven by higher revenue.

(c) Others

We will strive to further expand our presence in the frontier science sector, which covers medical-use pharmaceuticals, new raw materials, chromatography, and cosmetic dermatology treatment.

For the segment, we forecast increases in both sales and income from operations, benefiting from the positive impact of investment associations' additional consolidation.

(d) Overseas Sales

We expect sales in each overseas region to increase, especially in Asia, where China will continue to grow. We thus project a 12% increase in overseas sales growth in yen terms (or 8% in local-currency terms).

We base our predictions on the following assumptions.

In the fiscal year ending March 2007, we expect Japan's real GDP to grow in the 2 percent range. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will increase slightly. We base our forecasts on exchange rates of ¥115 per U.S. dollar, ¥140 per euro and ¥14.4 per Chinese yuan.

In this document, statements other than historical facts are forward-looking statements that reflect our plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results and achievements to differ from those anticipated in these statements.

3.3 Business and Other Risks

The various risks that could potentially affect the business performance and financial position of Shiseido are summarized below. We feel that these risks could have a major impact on investors' decisions.

Items that deal with future events are based on our judgment as of October 26, 2006, the announcement date for the settlement of accounts for the first half ended September 30, 2006. Please note that the potential risks are not limited to those listed below.

(1) Corporate Brand Strategies

The ***SHISEIDO*** brand is shared by all Group companies in Shiseido's domestic and overseas business activities. We will continue working to enhance the value of this brand, but a decline in the brand's value from an unforeseen event could potentially affect Shiseido's business performance and financial position.

(2) Responsiveness to Customers

Shiseido places high priority on its relationships with customers. Chapter 1 of The Shiseido Code (Corporate Ethics and Behavior Standards) clearly states that we shall act in a manner that earns the satisfaction and trust of customers, and we will continue working to ensure that all employees are aware of these standards. However, an unforeseen event could case loss of such satisfaction and trust, leading to a decline in value of Shiseido Group brands. Shiseido's business performance and financial position could potentially be affected as a result.

(3) Strategic Investment Activities

When making desitions about investments in strategic markets and strategic investments in mergers and acquisitions, new businesses, and new geographic areas, Shiseido endeavors to collect ample information and undertakes due diligence prior to making rational judgments. Due to various unforeseeable factors that may cause the operating environment to deteriorate, however, we may not achieve the results originally anticipated. This could potentially affect Shiseido's business performance and financial position.

(4) Economic Conditions and Competition

Shiseido's business is exposed to various factors affecting the countries and regions where its products are sold. These include changes in economic conditions, activities of competitors, and customer preference trends, as well as climate-related factors. In conducting its domestic and overseas business, therefore, Shiseido's business performance and financial position could potentially be affected by unforeseeable changes in such factors.

(5) Overseas Business Activities

A significant portion of Shiseido's business is conducted overseas, and overseas sales account for a growing percentage of consolidated net sales each year, totaling 30.7% in the term under review. The trend of overseas business expansion is expected to continue in the future. In the course of conducting overseas business, Shiseido's business performance and financial position could potentially be affected by various factors. These include unpredictable economic changes, currency fluctuations, and sociopolitical strife, such as terrorism, war and internal conflict, as well as changes in legal and taxation systems.

(6) Foreign Exchange Fluctuations

Many of Shiseido's overseas transactions are in local currencies, and the yen translation of such transactions can change significantly between the time they are made and the end of each business period. Although Shiseido hedges against currency fluctuations by establishing local production systems matching sales destinations, its business performance and financial position could potentially be affected by unpredictable medium- and long-term foreign exchange fluctuations.

(7) Responding Appropriately to Market Needs

Shiseido places high priority on development of new brands, lines, and products, and is proactive in its development and marketing activities. By nature, however, such activities are subject to uncertainties arising from various factors, which may prevent Shiseido from achieving the results originally anticipated. Shiseido's business performance and financial position could potentially be affected as a consequence.

(8) Major Business Partners

The domestic cosmetics business is Shiseido's core business. Shiseido's business performance and financial position could potentially be affected by various factors relating to partners in this business. These include a decline in earnings and absence of successors at voluntary chain store channels, and intensified competition among structured retailers for the opening of new stores and price-cutting.

(9) Legal Considerations

Shiseido is subject to a host of domestic and overseas legal provisions in the course of conducting its business. These include the Pharmaceuticals Law, as well as quality-related standards and environmental standards. The enactment of new laws and the amendment of existing ones could incur substantial costs on Shiseido, whose business performance and financial position could potentially be affected as a consequence.

(10) Information Security

Shiseido takes various measures aimed at protecting its information assets, which include customers' personal information and industrial secrets. In April 2005, the Personal Information Protection Law was fully enacted. In anticipation of this, the Company in March 2004 obtained Privacy Mark certification, a Japanese Industrial Standard (JIS) that recognizes the appropriateness of a company's systems for protecting personal information. However, due to unforeseeable events, such as leakage of information due to unauthorized access, Shiseido's business performance and financial position could potentially be affected.

(11) Natural Disasters and Accidents

Shiseido promotes reorganization of its domestic and overseas manufacturing and distribution systems to improve their effectiveness. We conduct regular inspections and checks of all facilities and equipment to minimize losses caused by the disruption of manufacturing, distribution, or sales stemming from natural disasters or accidents. However, a major natural disaster or accident could disrupt Shiseido's manufacturing, distribution, or sales operations, and its business performance and financial position could potentially be affected as a consequence.

4. Consolidated Interim Financial Statements

4.1 Consolidated Interim Balance Sheets

(Millions of yen)

	First Half Ended September 2005 (Sept. 30, 2005)		First Half Ended September 2006 (Sept. 30, 2006)		Fiscal Year Ended March 2006 (March 31, 2006)	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	Share of Total (%)
ASSETS						
Current Assets:						
Cash and Time Deposits	43,858		55,283		53,511	
Notes and Accounts Receivable (*4)	96,051		100,969		102,986	
Short-Term Investments in Securities	39,110		44,955		36,944	
Inventories	68,336		70,251		72,344	
Deferred Tax Assets	21,067		26,790		25,778	
Other Current Assets	13,931		12,821		10,688	
Less: Allowance for Doubtful Accounts	(1,467)		(1,511)		(1,649)	
Total Current Assets	280,888	43.0	309,560	45.3	300,604	44.7
Fixed Assets:						
Property, Plant and Equipment (*1)						
Buildings and Structures (*2)	65,274		83,427		64,526	
Machinery, Equipment, and Vehicles	16,421		16,373		17,168	
Fixtures and Fittings	18,644		18,872		19,228	
Land	57,821		54,798		57,175	
Construction in Progress	2,617		2,505		2,097	
Total Property, Plant and Equipment	160,780	[24.7]	175,977	[25.8]	160,195	[23.9]
Intangible Assets:						
Goodwill	25,989		22,543		23,741	
Other Intangible Assets	28,958		25,300		26,053	
Total Intangible Assets	54,947	[8.4]	47,843	[7.0]	49,794	[7.4]
Investments and Other Assets:						
Investments in Securities	78,185		67,396		89,090	
Prepaid Pension Expenses	31,227		31,614		30,637	
Long-Term Prepaid Expenses	—		9,483		9,493	
Deferred Tax Assets	21,864		12,294		17,708	
Other Investments (*2)	25,272		28,794		14,607	
Less: Allowance for Doubtful Accounts	(365)		(259)		(290)	
Total Investments and Other Assets	156,184	[23.9]	149,323	[21.9]	161,246	[24.0]
Total Fixed Assets	371,911	57.0	373,144	54.7	371,237	55.3
Total Assets	**652,800**	**100.0**	**682,704**	**100.0**	**671,841**	**100.0**

(Millions of yen)

	First Half Ended September 2005 (Sept. 30, 2005)		First Half Ended September 2006 (Sept. 30, 2006)		Fiscal Year Ended March 2006 (March 31, 2006)	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	Share of Total (%)
LIABILITIES						
Current Liabilities:						
Notes and Accounts Payable (*4)	55,066		54,127		61,617	
Short-Term Bank Loans	14,293		3,493		5,648	
Bonds Redeemable within One Year	9,677		57,565		7,138	
Current Portion of Long-Term Borrowings (*2)	—		4,007		—	
Accrued Amount Payable	49,674		46,207		50,388	
Accrued Income Taxes	4,992		7,763		8,949	
Deferred Tax Liabilities	—		266		—	
Allowance for Returned Goods	3,091		3,802		4,766	
Reserve for Employee Bonuses	—		11,733		—	
Reserve for Director and Statutory Auditor Bonuses	—		53		—	
Other Current Liabilities	23,905		18,541		28,787	
Total Current Liabilities	160,701	24.6	207,562	30.4	167,296	24.9
Long-Term Liabilities:						
Bonds	63,846		6,914		64,754	
Long-Term Borrowings (*2)	5,099		35,982		4,737	
Deferred Tax Liabilities	—		2,401		—	
Accrued Retirement Benefits	35,230		37,830		36,204	
Accrued Retirement Benefits to Directors and Statutory Auditors	284		71		284	
Allowance for Losses on Guaranty of Liabilities	—		350		350	
Other Long-Term Liabilities	8,744		3,079		10,602	
Total Long-Term Liabilities	113,205	17.4	86,629	12.7	116,932	17.4
Total Liabilities	**273,906**	**42.0**	**294,191**	**43.1**	**284,228**	**42.3**
MINORITY INTERESTS						
Minority Interests in Consolidated Subsidiaries	**13,014**	**2.0**	—	—	**13,713**	**2.0**
SHAREHOLDERS' EQUITY						
Common Stock	64,506	9.9	—	—	64,506	9.6
Capital Surplus	70,258	10.7	—	—	70,258	10.5
Retained Earnings	246,933	37.8	—	—	244,767	36.4
Unrealized Gains on Available-for- Sale Securities, net of tax	12,977	2.0	—	—	18,279	2.7
Adjustments on Foreign Currency Statement Translation	(11,590)	(1.8)	—	—	(6,754)	(1.0)
Less: Treasury Stock	(17,206)	(2.6)	—	—	(17,158)	(2.5)
Total Shareholders' Equity	**365,879**	**56.0**	—	—	**373,899**	**55.7**
Total Liabilities, Minority Interests, and Shareholders' Equity	**652,800**	**100.0**	—	—	**671,841**	**100.0**
NET ASSETS						
Shareholders' Equity:						
Common Stock	—	—	64,506	9.4	—	—
Capital Surplus	—	—	70,260	10.3	—	—
Retained Earnings	—	—	246,293	36.1	—	—
Less: Treasury Stock	—	—	(17,167)	(2.5)	—	—
Total Shareholders' Equity	—	—	363,893	53.3	—	—
Valuation, Translation Adjustments and Others:						
Unrealized Gains on Available-for- Sale Securities, net of tax	—	—	15,765	2.3	—	—
Deferred Gains (Losses) on Hedges	—	—	(311)	(0.0)	—	—
Adjustments on Foreign Currency Statement Translation	—	—	(5,429)	(0.8)	—	—
Total Valuation, Translation Adjustments and Others	—	—	10,024	1.5	—	—
Stock Acquisition Rights	—	—	8	0.0	—	—
Minority Interests in Consolidated Subsidiaries	—		14,585	2.1	—	—
Total Net Assets	—	—	**388,512**	**56.9**	—	—
Total Liabilities and Net Assets	—	—	**682,704**	**100.0**	—	—

4.2 Consolidated Interim Statements of Income

(Millions of yen)

	First Half Ended September 2005 (April 1–Sept. 30, 2005)			First Half Ended September 2006 (April 1–Sept. 30, 2006)			Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)		
	Amount		Share of Total (%)	Amount		Share of Total (%)	Amount		% change
I. Net Sales		**330,545**	**100.0**		**347,395**	**100.0**		**670,957**	**100.0**
II. Cost of Sales		**86,640**	**26.2**		**93,155**	**26.8**		**176,883**	**26.4**
Gross Profit		**243,905**	**73.8**		**254,240**	**73.2**		**494,073**	**73.6**
III. Selling, General and Administrative Expenses (*1)		**221,179**	**66.9**		**228,415**	**65.8**		**455,194**	**67.8**
Income from Operations		**22,725**	**6.9**		**25,825**	**7.4**		**38,879**	**5.8**
IV. Other Income:									
Interest Income	443			629			1,158		
Dividend Income	632			633			—		
Gain on Sale of Securities	—			286			—		
Gain from Investment Consortium, etc.	1,063			—			1,826		
Gain on Sales of Property, Plant and Equipment	586			1,669			924		
Equity in Earnings of Affiliates	53			47			61		
Others	1,899	4,678	1.4	1,530	4,796	1.4	4,730	8,700	1.3
V. Other Expenses:									
Interest Expense	1,232			1,234			2,452		
Loss on Sale of Securities	—			195			—		
Loss on Disposal of Property, Plant and Equipment	903			524			1,600		
Others	543	2,679	0.8	715	2,670	0.8	1,364	5,417	0.8
Ordinary Income		**24,724**	**7.5**		**27,951**	**8.0**		**42,161**	**6.3**
VI. Extraordinary Income									
Gain on Sales of Property, Plant and Equipment (*2)	—	—	—	—	—	—	**2,483**	**2,483**	**0.4**
VII. Extraordinary Loss									
Impairment Loss (*3)	5,709			2,208			12,403		
Restructuring Expenses (*4)	—	5,709	1.7	—	2,208	0.6	2,703	15,107	2.3
Income before Income Taxes		**19,015**	**5.8**		**25,743**	**7.4**		**29,538**	**4.4**
Income Taxes	**4,505**			**6,815**			**12,274**		
Adjustment for Corporate Tax, etc.	**2,615**	**7,121**	**2.2**	**7,628**	**14,444**	**4.2**	**(26)**	**12,247**	**1.8**
Less: Minority Interests in Earnings of Consolidated Subsidiaries		**1,623**	**0.5**		**1,917**	**0.5**		**2,854**	**0.4**
Net Income		**10,269**	**3.1**		**9,382**	**2.7**		**14,435**	**2.2**

4.3 Consolidated Interim Statements of Retained Earnings and Changes in Shareholders' Equity

1) Consolidated Interim Statements of Retained Earnings

(Millions of yen)

	First Half Ended September 2005 (April 1– Sept. 30, 2005)		Fiscal Year Ended March 2006 (April 1, 2005– March 31, 2006	
CAPITAL SURPLUS				
I. Balance at Beginning of Term		**70,258**		**70,258**
II. Balance at End of Term		**70,258**		**70,258**
RETAINED EARNINGS				
I. Balance at Beginning of Term		**242,342**		**242,342**
II. Increase in Retained Earnings				
Net Income	10,269	10,269	14,435	14,435
III. Decrease in Retained Earnings				
Cash Dividends	5,386		11,571	
Directors' and Statutory Auditors' Bonuses	14		14	
Loss on Disposal of Treasury Stock	12		7	
Other Decrease (*1)	264	5,678	417	12,010
IV. Balance at End of Term		**246,933**		**244,767**

2) Consolidated Interim Statements of Changes in Shareholders' Equity

For the Interim Period Ended September 2006 (April 1, 2006–Sept. 30, 2006)

(Millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
Balance as of March 31, 2006	64,506	70,258	244,767	(17,158)	362,373
Changes During Interim Period					
Cash Dividends from Retained Earnings *			(6,186)		(6,186)
Directors' and Statutory Auditors' Bonuses *			(133)		(133)
Net Income			9,382		9,382
Acquisition of Treasury Stock				(316)	(316)
Disposal of Treasury Stock		2		308	310
Change in Scope of Consolidation			(1,535)		(1,535)
Issue of Rights to Purchase New Shares					
Net Change in Items Other than Shareholders' Equity					
Total Change During the Interim Period	**—**	**2**	**1,525**	**(8)**	**1,519**
Balance as of September 30, 2006	**64,506**	**70,260**	**246,293**	**(17,167)**	**363,893**

	Valuation, Translation Adjustment and Others						
	Unrealized Gains (Losses) on Available-for-sale Securities, net of tax	Deferred Gains (Losses) on Hedges	Adjustments on Foreign Currency Statement Translation	Total Valuation, Translation Adjustment and Others	Stock Acquisition Rights	Minority Interests in Consolidated Subsidiaries	Total Net Assets
Balance as of March 31, 2006	18,279	—	(6,754)	11,525	—	13,713	387,612
Changes During Interim Period							
Cash Dividends from Retained Earnings *							(6,186)
Directors' and Statutory Auditors' Bonuses *							(133)
Net Income							9,382
Acquisition of Treasury Stock							(8)
Disposal of Treasury Stock							2
Change in Scope of Consolidation							(1,535)
Issue of Rights to Purchase New Shares					8		8
Net Change in Items Other than Shareholders' Equity	**(2,513)**	**(311)**	**1,324**	**(1,500)**		**872**	**(628)**
Total Change During the Interim Period	**(2,513)**	**(311)**	**1,324**	**(1,500)**	**8**	**872**	**899**
Balance as of September 30, 2006	**15,765**	**(311)**	**(5,429)**	**10,024**	**8**	**14,585**	**388,512**

*Note: Earnings appropriation items from Ordinary General Meeting of Shareholders in June 2006.

4.4 Consolidated Interim Statements of Cash Flows

(Millions of yen)

	First Half Ended September 2005 (April 1– Sept. 30, 2005)	First Half Ended September 2006 (April 1– Sept. 30, 2006)	Fiscal Year Ended March 2006 (April 1, 2005– March 31, 2006)
I. Cash Flows from Operating Activities			
Income before Income Taxes	19,015	25,743	29,538
Depreciation	13,051	13,500	26,972
Impairment Loss	5,709	2,208	12,403
Decrease in Liabilities for Additional Retirement Benefits	(43,699)	—	(43,879)
Restructuring Expense	—	—	2,238
Amortization of Difference between Investment Costs and Equity in Assets Acquired	70	—	173
Amortization of Goodwill	—	357	—
Decrease in Allowance for Doubtful Accounts	(155)	(179)	(205)
Increase (Decrease) in Allowance for Returned Goods	—	(983)	—
Increase in Reserve for Director and Statutory Auditor Bonuses	—	53	—
Increase (Decrease) in Accrued Retirement Benefits	237	1,844	1,166
Increase (Decrease) in Accrued Retirement Benefits to Directors and Statutory Auditors	(309)	(212)	(309)
Interest and Dividend Income	(1,075)	(1,263)	(1,880)
Interest Expenses	1,232	1,234	2,452
Equity in Earnings of Affiliates	(53)	(47)	(61)
(Gain) Loss on Sale of Securities	—	(90)	—
(Gain) Loss on Sale of Property, Plant and Equipment	—	(1,145)	(1,807)
Decrease (Increase) in Receivables	6,866	2,157	2,222
Decrease (Increase) in Inventories	(1,285)	1,703	(4,319)
Increase (Decrease) in Payables	(4,031)	(12,118)	663
Decrease (Increase) in Prepaid Pension Expenses	541	(1,003)	1,118
Payment for Prior Portion of Defined Contribution Pension Plan	(6,032)	(2,286)	(6,175)
Other	(3,053)	640	7,696
Subtotal	(12,969)	30,111	28,007
Receipt of Interest and Dividend Income	1,075	1,297	1,873
Payment of Interest Expenses	(1,336)	(1,277)	(2,539)
Payment of Income Taxes	(2,369)	(9,029)	(5,527)
Cash Flows from Operating Activities	**(15,599)**	**21,102**	**21,812**
II. Cash Flows from Investing Activities			
(Increase) Decrease in Time Deposits	1,161	(2,193)	2,444
Acquisition of Securities	(162)	(388)	(383)
Proceeds from Sale of Securities	236	359	3,051
Acquisition of Investments in Securities	(1,158)	(1,573)	(4,766)
Proceeds from Sale of Investments in Securities	10,760	6,974	11,182
Acquisition of Property, Plant and Equipment	(10,479)	(10,437)	(20,096)
Proceeds from Sale of Property, Plant and Equipment	282	2,944	4,159
Acquisition of Intangible Assets	(1,467)	(1,059)	(2,503)
Acquisition of Long-Term Prepaid Expenses	—	(2,363)	(4,870)
Acquisition of Shares in Consolidated Subsidiaries	(382)	—	(1,689)
Proceeds from Sale of Shares in Subsidiaries due to Change in Consolidation Scope	—	132	—
Other	(2,369)	1,011	832
Cash Flows from Investing Activities	**(3,577)**	**(6,593)**	**(12,640)**
III. Cash Flows from Financing Activities			
Net Increase (Decrease) in Short-Term Bank Loans	(2,240)	92	(10,048)
Proceeds from Long-Term Borrowings	1,100	5,514	2,000
Repayment of Long-Term Borrowings	(1,277)	(1,677)	(2,444)
Proceeds from Bond Issue	6,366	—	6,612
Redemption of Bonds	(6,366)	(7,097)	(10,446)
Net Proceeds from Acquisition/Sale of Treasury Stocks	(2,784)	(6)	(2,731)
Payment of Cash Dividends	(5,370)	(6,183)	(11,560)
Payment of Cash Dividends to Minority Shareholders	(165)	(305)	(1,208)
Other	(144)	126	(133)
Cash Flows from Financing Activities	**(10,883)**	**(9,536)**	**(29,959)**
IV. Exchange Difference of Cash and Cash Equivalents	**(321)**	**349**	**1,768**
V. Net Change in Cash and Cash Equivalents	**(30,381)**	**5,321**	**(19,018)**
VI. Cash and Cash Equivalents at Beginning of Term	**108,280**	**89,014**	**108,280**
VII. Increase (Decrease) in Cash and Cash Equivalents Due to Additional Consolidation (Exclusion) of Companies	**(46)**	**2,114**	**(247)**
VIII. Cash and Cash Equivalents at End of Term (*1)	**77,852**	**96,450**	**89,014**

Basis of Presenting Interim Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 96

Principal subsidiaries are listed in "Subsidiaries and Affiliated Companies" in "1. The Shiseido Group" section.

[Additions]

In line with a change in accounting policy in keeping with the Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations (Accounting Standards Board of Japan, PITF No. 20, September 8, 2006), the Company newly consolidated Selan Anonymous Association, Shiseido Investment Fund Investment Partnership, Shiseido Beauty Fund Investment Partnership, and the Cosmetics Voluntary Chain Store Fund Investment Partnership from the interim period under review.

[Exclusions]

Excluded from the scope of consolidation in the interim period under review is Mieux Products Co., Ltd., following the divestment of shares in that company.

(2) Nonconsolidated subsidiaries

Major Company Name: Beauté Prestige International Ltd. (UK)

(3) Reasons for excluding nonconsolidated subsidiaries from scope of consolidation

Since these companies are small in scale or do not engage in full-scale operations, their combined assets, net sales, net income (the Company's interest share) and retained earnings (the Company's interest share) have a minimal effect on the Company's consolidated financial statements, and they are insignificant in general, they are not included in the scope of consolidation.

2. Application of the Equity Method

(1) Affiliated companies where equity method applicable: 5
Major Company Name: Pierre Fabre Japon Co., Ltd.

(2) Since the non-equity method nonconsolidated subsidiaries (Beauté Prestige International Ltd. (UK), etc.) and affiliated companies (Alex-Net Corporation, etc.) are small in scale or do not engage in full-scale operations, their net income (the Company's interest share) and retained earnings (the Company's interest share) have a minimal effect on the Company's consolidated financial statements, and they are insignificant in general, they are not included in the scope of equity method application.

(3) The latest interim financial figures are used for equity-method affiliates with interim term-ends that differ from that of the parent company.

3. Interim Fiscal Periods of Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 65 companies—overseas consolidated subsidiaries, Beauté Prestige International Co., Ltd., as well as Tai Shi Trading Co., Ltd., Selan Anonymous Partnership, Shiseido Investment Fund Investment Partnership, Shiseido Beauty Fund Investment Partnership, and the Cosmetics Voluntary Chain Store Fund Investment Partnership—have interim fiscal terms ended June 30. All other consolidated subsidiaries have interim terms ended September 30.

The most recent interim financial statements have been used for the 65 consolidated subsidiaries—overseas subsidiaries, as well as Beauté Prestige International Co., Ltd., Tai Shi Trading Co., Ltd., Selan Anonymous Association, Shiseido Investment Fund Investment Partnership, Shiseido Beauty Fund Investment Partnership, and the Cosmetics Voluntary Chain Store Fund Investment Partnership—with interim terms ended in months other than September. The consolidated statements have been adjusted to reflect important transactions that took place between the respective interim term-ends of those companies and September 30, 2006.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

(a) Securities

Available-for-sale securities:

Fair value available: At market, based on market quotes at interim term-end. (Net unrealized gains and losses are reported separately in net assets. Realized gains or losses on securities sold are determined based mainly on the moving average method.)

Fair value not available: At cost, based mainly on the moving average method.

Investments in investment business limited liability partnerships are recorded at the Company's share of the net asset value of the partnerships. The Company's share of the profits and losses earned by a partnership is recognized in current year's earnings, in proportion to its ownership interests in the net asset value of the partnership.

(b) Derivatives

The Company values derivatives at market value.

(c) Inventories

The Company values inventories at cost, based on the average method. Consolidated subsidiaries value inventory at cost, based primarily on the last purchase method.

(2) Depreciation of Major Fixed Assets

(a) Property, Plant and Equipment

Buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) are depreciated using the straight-line method. Other tangible fixed assets are, in principle, depreciated using the declining-balance method. Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

(b) Intangible Assets

Intangible assets are, in principle, amortized using the straight line method over the following time periods.

Goodwill: 20 years, in principle

Trademark rights: 10 years, in principle

Software: 5 years, in principle

Some overseas subsidiaries follow the U.S. accounting standards and make a decision on devaluation once a year or when the possibility of devaluation arises, then book the necessary amount, rather than amortize goodwill over certain time periods.

(c) Long-term Prepaid Expenses

Long-term prepaid expenses are, in principle, amortized using the straight line method.

(3) Major Reserves

(a) Allowance for Doubtful Accounts

As contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide the allowance for doubtful accounts by the method that uses the historical percentage of its own actual bad debt loss against the balance of total receivables plus the amount of uncollectible receivables estimated on an individual basis. Overseas consolidated subsidiaries mainly provide for the amount of uncollectible receivables estimated on an individual basis.

(b) Allowance for Returned Goods

As contingency against losses from returned goods, including cosmetics and pharmaceuticals, consolidated domestic subsidiaries—Shiseido Sales Co., Ltd., FT Shiseido Co., Ltd., Shiseido Pharmaceutical Co., Ltd., etc.—have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

(c) Reserve for Employee Bonuses

The Company has set aside a reserve for interim term bonus payments to employees based on the projected amount for the current fiscal year. This reserve includes bonuses for corporate officers who are non-board members, and the calculation standards used are the same as those for the Reserve for Bonuses to Directors and Statutory Auditors.

(d) Reserve for Bonuses to Directors and Statutory Auditors

The Company has set aside a reserve for interim term bonus payments to directors on the board and statutory auditors based on the projected amount for the current fiscal year.

(e) Accrued Retirement Benefits

As contingency against expenses arising from retirement of employees, accrued retirement benefit is recognized based on the estimated actuarial present value of projected benefit obligation and the estimated fair value of plan assets.

Unrecognized prior service cost is amortized on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years). Unrecognized net actuarial gain or loss is mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years).

The reserve includes a reserve for corporate officers' retirement benefits, which is subject to the same standards as those used for accrued retirement benefits to directors and statutory auditors.

(f) Accrued Retirement Benefits to Directors and Statutory Auditors

In the year ended March 31, 2004, the Company's Board of Directors resolved to abolish the unfunded retirement benefit plans for their directors, statutory auditors and corporate officers, and proposed to make and calculated the amounts of lump-sum payments upon abolishment of the plan for their duties up to March 31, 2004, subject to approval by shareholders. The Company provided for the lump-sum payments determined in the Board's proposal for the year ended March 31, 2004.

(g) Allowance for Losses on Guaranty of Liabilities

To provide for losses on guaranty of liabilities, the Company has set aside a reserve, the amount of which reflects estimated potential losses taking into consideration such factors as the financial conditions of parties guaranteed.

(4) Translation of Major Foreign-Currency Assets and Liabilities into Yen

Receivables and payables denominated in foreign currencies are translated at the current exchange rate prevailing at the end of the consolidated interim term. Resulting exchange gains or losses are recognized in the determination of net income for the relevant period.

The financial statements of overseas consolidated subsidiaries and affiliates are translated into yen at the exchange rate prevailing at the respective balance sheet dates of those subsidiaries for assets and liabilities. All income and expense accounts are translated at the average rate of exchange during the term. The resulting translation adjustments are included in Net Assets as Adjustments on Foreign Currency Statement Translation and Minority Interests in Consolidated Subsidiaries.

(5) Accounting for Major Lease Transactions

Finance leases other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by a method that is applicable to ordinary operating leases.

(6) Accounting for Major Hedges

(a) Hedge accounting method

The Company uses deferral hedge accounting.

(b) Hedging instruments and hedged items

The hedging instruments and items applying hedge accounting during the term were as follows:

Hedging instruments: Interest rate swaps

Hedged items: Interests on borrowings

(c) Hedging policy

The Company participates in interest rate swap agreements in order to alleviate risks associated with changes in interest rates on its borrowings. Transactions to be hedged are specified for each contract.

(d) Assessment of hedging effectiveness

The Company evaluates the effectiveness of hedges semiannually by comparing the accumulated cash flow changes or changes in fair value of hedged items with the corresponding changes in the hedging instruments, basing its assessment on the amounts of those two changes, etc.

(7) Other Major Items Concerning Preparation of Consolidated Interim Financial Statements

Consumption Tax: In relation to consumption tax and regional consumption tax, the Companies adopt the tax-exclusive method.

5. Definition of "Cash and Cash Equivalents" in Statements of Cash Flows

Cash and Cash Equivalents as shown in the Consolidated Interim Statements of Cash Flows refer to cash in hand, bank deposits that can be withdrawn or converted to cash at immediate notice, and short-term investments with maturities of no more than 3 months from acquisition date that carry minimal risk of fluctuations in value.

Changes in Accounting Practices

(Accounting Standard for Bonuses of Directors and Statutory Auditors)

Effective from the interim term under review, the Company applied Accounting Standard for Directors' Bonus (Accounting Standards Board of Japan, Statement No. 4, November 29, 2005). As a consequence, Selling, General and Administrative Expenses rose ¥53 million, with Income from Operations and Ordinary Income declining by the same amount.

The "Segment Information" section describes the impact of this change on each business segment.

(Accounting Standard for Presenting Net Assets in the Balance Sheets)

Effective from the interim term under review, the Company applied Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, Statement No. 5, December 9, 2005) and Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, Guidance No. 8, December 9, 2005).

The amount corresponding to conventional Total Shareholders' Equity is ¥374,229 million.

The Company has presented Net Assets in the consolidated interim financial statements in accordance with the revision of the Regulations for Consolidated Interim Financial Statements .

(Accounting Standards for Business Combinations)

Effective from the interim term under review, the Company applied Accounting Standard for Business Combinations (Business Accounting Council, October 31, 2003) and Accounting Standard for Business Divestitures (Accounting Standards Board of Japan, Statement No. 7, December 27, 2005) and Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (Accounting Standards Board of Japan, Guidance No. 10, December 27, 2005).

(Accounting Standards for Stock Options)

Effective from the interim term under review, the Company applied Accounting Standard for Share-Based Payment (Accounting Standards Board of Japan, Statement No. 8, December 27, 2005) and Implementation Guidance on Accounting Standard for Share-Based Payment (Accounting Standards Board of Japan, Guidance No. 11, revised on May 31, 2006). As a consequence, Selling, General and Administrative Expenses rose ¥8 million, with Income from Operations, Ordinary Income and Income before Income Taxes declining by the same amount.

The "Segment Information" section describes the impact of this change on each business segment.

(Revision to Accounting Standard for Treasury Stock and Reduction of Legal Reserves)
Effective from the interim term under review, the Company applied the revised Accounting Standard for Treasury Stock and Reduction of Legal Reserves (Accounting Standards Board of Japan, Statement No. 1, revised on August 11, 2006) and Implementation Guidance on Accounting Standard for Treasury Stock and Reduction of Legal Reserves (Accounting Standards Board of Japan, Guidance No. 2, revised on August 11, 2006).

The change had no impact on the Company's profits.

The Company has presented its consolidated interim financial statements in accordance with the revision of the Regulations for Consolidated Interim Financial Statements.

(Application of Control Criteria and Influence Criteria to Investment Associations)
Effective from the interim term under review, the Company applied Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations (Accounting Standards Board of Japan, PITF No. 20, September 8, 2006). As a consequence, Income from Operations rose ¥683 million, while Ordinary Income and Income before Income Taxes decreased ¥255 million.

The "Segment Information" section describes the impact of this change on each business segment.

Changes to Method of Disclosure

(Consolidated Interim Balance Sheets)

1. Previously, Accumulated Depreciation and Capital Expenditure in Segment Information did not include Long-Term Prepaid Expenses. From the previous fiscal year, to better disclose Accumulated Depreciation and Capital Expenditure given the composition of Long-Term Prepaid Expenses, the Company altered the method of Long-Term Prepaid Expenses inclusion. Accordingly, Long-term Prepaid Expenses (¥9,431 million in the previous interim period), included in Other Investments in the previous interim report, are now presented separately.
2. The Current Portion of Long-Term Borrowings is presented separately from the interim period under review to more clearly present the Group's long-term debts. This item was included in Short-Term Bank Loans in the previous interim report (¥2,277 million).
3. Deferred Tax Liabilities (¥283 million), included in Other Current Liabilities in the previous interim report, is listed separately from the interim period under review to more clearly present the Group's current liabilities.
4. Deferred Tax Liabilities (¥310 million), included in Other Long-Term Liabilities in the previous interim report, is listed separately from the interim period under review to more clearly present the Group's long-term liabilities.

(Consolidated Interim Statements of Income)

1. Gain on Sale of Securities is reported separately from the interim period under review to further clarify the Group's non-operating income. This item was included in Others under Other Income in the previous interim report (¥337 million).
2. Gain from Investment Business Limited Liability Partnership, etc. (¥179 million) was reported separately in the previous interim period. In the interim period under review, this item is included in Others under Other Income because it now represents less than 10% of Other Income.

(Consolidated Interim Statements of Cash Flows)

1. Decrease in Liabilities for Additional Retirement Benefits was listed separately in the previous interim period. In the interim period under review, this item is included in Other under Cash Flows from Operating Activities as the amount is deemed minimal (decrease of ¥92 million).
2. Decrease in Allowance for Returned Goods is listed separately from the interim period under review to more clearly present the Group's operating cash flows. This item was included in Other under Cash Flows from Operating Activities in the previous interim term (decrease of ¥900 million).
3. Gain on Sale of Securities, previously included in Other under Other Income, is listed separately in the interim statements of income from the interim period under review to more clearly present the Group's non-operating income. In line with this change, (Gain) Loss on Sale of Securities, included in Other under Cash Flows from Operating Activities in the previous interim period (gain of ¥337 million) is now listed separately.
4. (Gain) Loss on Sale of Property, Plant and Equipment is listed separately from the interim period under review because of its increased significance. In the previous interim term, this item was included in Other under Cash Flows from Operating Activities (loss of ¥316 million).
5. Previously, Depreciation and Amortization and Capital Expenditure did not include Long-Term Prepaid Expenses in the "Segment Information" section. From the previous fiscal year, the Company switched to a policy of including Long-Term Prepaid Expenses to disclose Depreciation and Amortization and Capital Expenditure more appropriately. In line with this change, Acquisition of Long-Term Prepaid Expenses, included in Other under Cash Flows from Investing Activities in the previous interim term (payment of ¥2,213 million), is listed separately from the interim period under review.

Additional Information

(Reserve for Employee Bonuses)

Previously, the Company included accrued bonuses to employees in Other Current Liabilities. Due to the introduction of a performance-based bonus system, the accrued amount does not meet the defined requisite, so the Company recategorized this line item as Reserve for Employee Bonuses from the interim period under review.

(Net Assets per Share)

In line with the revision of Guidance on Accounting Standard for Net Income per Share (Accounting Standards Board of Japan, Guidance No. 4), effective January 31, 2006, from the interim period under review all deferred gains (losses) on hedges are included in term-end net assets related to common stock.

The net assets per share calculated using the previous method adopted for the consolidated balance sheets during the term were ¥907.15.

Notes

(Consolidated Interim Balance Sheets)

(Millions of yen)

First Half Ended September 2005 (Sept. 30, 2005)	First Half Ended September 2006 (Sept. 30, 2006)	Fiscal Year Ended March 2006 (March 31, 2006)
*1. Accumulated Depreciation of Property, Plant and Equipment 255,037	*1. Accumulated Depreciation of Property, Plant and Equipment 250,981	*1. Accumulated Depreciation of Property, Plant and Equipment 246,988
*2. ———	*2. Secured Assets and Liabilities Secured assets are as follows: Building and structures, Guarantee money paid 28,600 Secured liabilities are as follows: Current Portion of Long-Term Borrowings 1,000 Long-Term Borrowings 27,600 Total: 28,600 In addition to the above, the Company has offered buildings and structures as collateral for derivative transactions (interest rate swaps).	*2. ———
3. Contingent Liabilities The Company has guaranteed liabilities for bank borrowings as follows: Employees 35	3. Contingent Liabilities The Company has guaranteed liabilities for bank borrowings as follows: Employees 14	3. Contingent Liabilities The Company has guaranteed liabilities for bank borrowings as follows: Employees 38
*4. ———	*4. The Company has accounted for notes maturing at the end of the interim period by clearing on the settling dates. The final day of the interim period was a bank holiday, so the following matured notes are included in the balance as of the interim period-end. Notes receivable 79 Notes payable 6	*4. ———

(Consolidated Interim Statements of Income)

(Millions of yen)

First Half Ended September 2005 (April 1–Sept. 30, 2005)	First Half Ended September 2006 (April 1–Sept. 30, 2006)	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)
*1. Major Selling, General and Administrative items and amounts are as follows. Advertising Expenses 24,122 Selling Expenses 58,553 Salaries, Bonuses 55,738 Retirement Benefit Expense 3,409	*1. Major Selling, General and Administrative items and amounts are as follows. Advertising Expenses 25,565 Selling Expenses 55,652 Salaries, Bonuses 63,471 Retirement Benefit Expense 2,160	*1. Major Selling, General and Administrative items and amounts are as follows. Advertising Expenses 50,314 Selling Expenses 118,264 Salaries, Bonuses 115,407 Retirement Benefit Expense 7,289
*2 ———	*2 ———	*2. The Gain on Sales of Property, Plant and Equipment represents the gain on sales of land and buildings on production sites in line with the reorganization of domestic plants.

First Half Ended September 2005 (April 1–Sept. 30, 2005)

*3. Impairment Losses

In the interim period under review, the Group reported the following impairment losses:

Purpose	Type	Location
Business-use assets	Land, Buildings and structures, Long-term prepaid expenses, etc	Chuo-ku, Tokyo, others
Idle assets, etc.	Land, Buildings and structures, etc.	Maizuru City, Kyoto, others

For impairment accounting purposes, the Group pools its business-use assets separately from its idle assets. Business-use assets are generally pooled according to the minimum independent cash-flow-generating unit, based on business classification. Idle assets are pooled according to each separate property.

As a result, business-use assets, such as stores in operation, that have continuously reported operating losses have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. By asset type, such losses in the previous interim period were ¥88 million for land, ¥877 million for buildings and structures, and ¥1,468 million for long-term prepaid expenses.

Idle assets, such as factories that will cease production, have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. Such losses in the interim period ended September 2005 were ¥2,356 million for land and ¥918 million for buildings and structures.

Recoverable values are calculated according to estimated net sale values, which are mainly based on real estate appraisal values.

*4 ――――――

First Half Ended September 2006 (April 1–Sept. 30, 2006)

*3. Impairment Losses

In the interim period under review, the Group posted impairment losses on domestic and overseas property, plant and equipment. In Japan, the Group reported the following impairment losses:

Purpose	Type	Location
Business-use assets	Land, machinery, equipments, vehicles, etc.	Naha, Okinawa Prefecture, others
Idle assets, etc.	Land, Buildings and structures, etc.	Ibaraki City, Osaka, others

For impairment accounting purposes, the Group pools its business-use assets separately from its idle assets. Business-use assets are generally pooled according to the minimum independent cash-flow-generating unit, based on business classification. Idle assets are pooled according to each separate property.

As a result, Group business-use assets that have continuously reported operating losses have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. By asset type, such losses in the interim period under review were ¥433 million for land and ¥35 million for buildings and structures.

Idle assets have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. Such losses in the interim period under review were ¥714 million for land and ¥143 million for buildings and structures.

Recoverable values are calculated according to estimated net sale values, which are mainly based on real estate appraisal values.

Overseas, a North American subsidiary recorded impairment losses on property, plant and equipment. They included ¥800 million in goodwill, etc. from intangible assets and ¥80 million in plant equipment and fixtures from property, plant and equipment.

*4 ――――――

Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)

*3. Impairment Losses

The Group posted impairment losses on domestic and overseas property, plant and equipment. In Japan, the Group reported the following impairment losses:

Purpose	Type	Location
Business-use assets	Land, Buildings and structures, Long-term prepaid expenses, etc	Chuo-ku, Tokyo, others
Idle assets, etc.	Land, Buildings and structures, etc.	Maizuru City, Kyoto, others

For impairment accounting purposes, the Group pools its business-use assets separately from its idle assets. Business-use assets are generally pooled according to the minimum independent cash-flow-generating unit, based on business classification. Idle assets are pooled according to each separate property.

As a result, business-use assets, such as stores in operation, that have continuously reported operating losses have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. By asset type, such losses in the previous fiscal year were ¥213 million for land, ¥1,029 million for buildings and structures, and ¥1,567 million for long-term prepaid expenses.

Idle assets, such as factories that will cease production, have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. Such losses in the year ended March 2006 were ¥2,356 million for land and ¥918 million for buildings and structures.

Recoverable values are calculated according to estimated net sale values, which are mainly based on real estate appraisal values.

Overseas, a North American subsidiary recorded impairment losses on property, plant and equipment. They included ¥3,357 million in goodwill and ¥2,960 million in trademark rights.

*4. Restructuring expenses were costs incurred in streamlining the Company's operations to improve profitability, and included downsizing and withdrawal from brands and businesses with low profit contributions. The amounts were ¥575 million in Japan and ¥2,127 million overseas.

(Consolidated Interim Statements of Retained Earnings)

(Millions of yen)

First Half Ended September 2005 (April 1–Sept. 30, 2005)	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)
* Other Decrease indicates transfer of retained earnings due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards.	*2. (See left)

(Consolidated Interim Statements of Changes in Shareholders' Equity)

First Half Ended September 2006 (April 1-Sept. 30, 2006)

1. Categories and numbers of issued and outstanding shares and treasury stock

	Number of Shares at End of Previous Fiscal Year (Thousands of Shares)	Increase in Number of Shares during Interim Period (Thousands of Shares)	Decrease in Number of Shares during Interim Period (Thousands of Shares)	Number of Shares at End of Interim Period (Thousands of Shares)
(Issued and outstanding shares)				
Common stock	424,562	—	—	424,562
Total	424,562	—	—	424,562
(Shares of treasury stock)				
Common stock	12,105	140	216	12,029
Total	12,105	140	216	12,029

Notes: 1. The rise in the number of treasury shares of common stock stemmed from requests to buy odd-lot shares.
2. The decrease in the number of treasury shares of common stock stemmed from requests to sell 5 thousand odd-lot shares and the exercise of stock option rights for 211 thousand shares.

2. New share and treasury stock acquisition rights

	Breakdown of New Share Acquisition Rights	Purpose of New Share Acquisition Rights and Stock Category	New Share Acquisition Rights by Purpose (Number of Shares)				Value at End of Interim Period (Millions of yen)
			Balance at End of Previous Fiscal Year	Increase during Interim Period	Decrease during Interim Period	Balance at End of Interim Period	
Reporting company (parent)	New share acquisition rights as stock options	Common stock	—	162,000	—	162,000	8
Total		—					8

3. Dividends

(1) Cash dividends paid

(Resolution)	Share Class	Cash Dividends Paid	Cash Dividends per Share	Term End	Dividend Rights Date
Ordinary General Meeting of Shareholders on June 29, 2006	Common stock	¥6,186 million	¥15.00	March 31, 2006	June 30, 2006

(2) For dividends made for interim period under review but for which dividend rights dates are after end of interim period

(Resolution)	Share Class	Cash Dividends Paid	Source of Dividends	Cash Dividends per Share	Term End	Dividend Rights Date
Board of Directors Meeting on October 26, 2006	Common stock	¥6,600 million	Retained earnings	¥16.00	September 30, 2006	December 8, 2006

(Consolidated Interim Statements of Cash Flows)

(Millions of yen)

First Half Ended September 2005 (April 1–Sept. 30, 2005)		First Half Ended September 2006 (April 1–Sept. 30, 2006)		Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)	
(*1) Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Interim Balance Sheets:		(*1) Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Interim Balance Sheets:		(*1) Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets:	
Cash and Time Deposits Account	43,858	Cash and Time Deposits Account	55,283	Cash and Time Deposits Account	53,511
Short-term Investments in Securities Account	39,110	Short-term Investments in Securities Account	44,955	Short-term Investments in Account	36,944
Total	82,968	Total	100,238	Total	90,455
Time Deposits of More than 3 Months	(2,648)	Time Deposits of More than 3 Months	(3,270)	Time Deposits of More than 3 Months	(1,094)
Stocks and Securities with Maturities of More than 3 Months, etc.	(2,467)	Stocks and Securities with Maturities of More than 3 Months, etc.	(517)	Stocks and Securities with Maturities of More than 3 Months, etc.	(346)
Cash and Cash Equivalents	77,852	Cash and Cash Equivalents	96,450	Cash and Cash Equivalents	89,014

(Segment Information)

1. Business Segment Information

(Millions of yen)

	First Half Ended September 2005 (April 1–September 30, 2005)					
	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination	Total
Net Sales (1) Sales from Outside Customers	229,653	90,936	9,954	330,545	—	330,545
(2) Sales and Transfer Account from Intersegment Transactions	2,675	170	9,508	12,354	(12,354)	—
Total	232,329	91,107	19,463	342,900	(12,354)	330,545
Operating Expenses	212,665	88,673	19,198	320,538	(12,718)	307,819
Income from Operations	19,663	2,433	264	22,361	364	22,725

(Millions of yen)

	First Half Ended September 2006 (April 1–September 30, 2006)					
	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination	Total
Net Sales (1) Sales from Outside Customers	229,298	106,244	11,852	347,395	—	347,395
(2) Sales and Transfer Account from Intersegment Transactions	3,071	473	12,370	15,915	(15,915)	—
Total	232,370	106,717	24,223	363,311	(15,915)	347,395
Operating Expenses	213,489	101,228	23,197	337,915	(16,345)	321,570
Income from Operations	18,881	5,489	1,025	25,395	429	25,825

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)					
	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination	Total
Net Sales (1) Sales from Outside Customers	453,360	196,331	21,265	670,957	—	670,957
(2) Sales and Transfer Account from Intersegment Transactions	5,131	378	19,292	24,802	(24,802)	—
Total	458,491	196,710	40,558	695,760	(24,802)	670,957
Operating Expenses	424,231	193,874	39,576	657,683	(25,605)	632,078
Income from Operations	34,260	2,835	981	38,076	802	38,879

Notes: 1. Business segments and main products/services included in each segment.

Shiseido's business is segmented by categories for control of its in-house organization.

Domestic Cosmetics	Production and sale of cosmetics, cosmetic accessories, toiletries, beauty salon products, health & beauty foods, and over-the-counter drugs
Overseas Cosmetics	Production and sale of cosmetics, cosmetic accessories, toiletries, and beauty salon products
Others	Production and sale of medical-use drugs; sale of clothing and accessories; operation of restaurants; real estate management/sale; etc.

2. Effective the interim period under review, the Company has reclassified business segment reporting from "cosmetics," "toiletries" and "others" to "domestic cosmetics," "overseas cosmetics" and "others."
   - The newly defined "cosmetics" includes toiletries, beauty salon products, health & beauty foods and over-the-counter drugs, which had previously been included in the former "toiletries" and "others" segments.
   - The above "cosmetics" with its wider product domain is divided into domestically-operated "domestic cosmetics" and overseas-operated "overseas cosmetics."
   - "Others" include medical-use drugs, clothing, accessories, and other businesses that are not included in the scope of "domestic cosmetics" and "overseas cosmetics."

   Through these changes, segments are reclassified to reflect the integration of cosmetics with its peripheral businesses and other internal organizational changes, and to clarify overseas cosmetics business results.

3. Effective the interim period under review, the Company has reassessed segment-allocation of operating expenses. A part of administrative expenses and basic R&D expenses, etc., which had previously been listed under the Elimination line as unallocatable operating expenses, are allocated to each segment. The Company has also partly redefined intersegment transactions. By allocating all administrative expenses to each business, etc., these changes aim to provide a more accurate grasp and disclosure of business segment results, in line with the reclassification in business segment reporting.

*Business segment information for the previous corresponding term and fiscal year has been retrospectively restated to reflect the changes in business segment reporting and segment-allocation of operating expenses, etc.

4. Business segment information for the previous corresponding term and fiscal year, based on the previous fiscal year's accounting methods for business segment reporting and segment allocation of operating expenses, etc., is as below.

(Millions of yen)

	First Half Ended September 2005 (April 1–September 30, 2005)					
	Cosmetics	Toiletries	Others	Subtotal	Elimination	Total
Net Sales						
(1) Sales from Outside Customers	260,308	31,493	38,743	330,545	—	330,545
(2) Sales and Transfer Account from Intersegment Transactions	2,054	592	23,125	25,772	(25,772)	—
Total	262,363	32,086	61,868	356,318	(25,772)	330,545
Operating Expenses	237,525	31,704	59,006	328,236	(20,416)	307,819
Income from Operations	24,838	381	2,862	28,082	(5,356)	22,725

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)					
	Cosmetics	Toiletries	Others	Subtotal	Elimination	Total
Net Sales						
(1) Sales from Outside Customers	533,068	61,166	76,722	670,957	—	670,957
(2) Sales and Transfer Account from Intersegment Transactions	4,796	2,425	45,881	53,102	(53,102)	—
Total	537,864	63,591	122,604	724,060	(53,102)	670,957
Operating Expenses	494,142	63,262	116,535	673,941	(41,863)	632,078
Income from Operations	43,721	328	6,068	50,119	(11,239)	38,879

Notes: 1. Business segments and main products/services included in each segment.
Shiseido's business is segmented by categories for control of its in-house organization.
Cosmetics..........Women's and men's cosmetics, beauty soap, cosmetic accessories
Toiletries............Soaps, hair care products, mass market cosmetics, sanitary, oral care products, shaving blades
Others................Beauty salon products, health & beauty foods, pharmaceuticals, fashion goods, fine chemicals
2. Operating expenses for the previous interim term included ¥5,356 million (¥11,239 in the previous fiscal year) in operating expenses for noncategorized spending covered in the Elimination line item. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

5. Due to a change in accounting practices, from the interim period the Company changed its accounting for bonuses to directors and statutory auditors. Compared with previous calculation approaches, therefore, operating expenses were ¥38 million higher for the domestic cosmetics segment, ¥13 million higher for the overseas cosmetics segment, and ¥1 higher for the others segment, with operating income in each segment decreasing by the same respective amounts.

6. Due to a change in accounting practices, from the interim period the Company applied new standards in accounting for stock options, etc. Compared with previous calculation approaches, operating expenses were ¥5 million higher for the domestic cosmetics segment, ¥2 million higher for the overseas cosmetics segment, and ¥0 higher for the others segment, with operating income in each segment decreasing by the same respective amounts.

7. Due to a change in accounting practices, from the interim period the Company applied control and influence criteria in accounting for investment associations. Compared with previous calculation approaches, therefore, operating expenses were ¥683 lower for the others segment, with operating income in the segment increasing by the same amount.

2. Geographic Segment Information (by Location)

(Millions of yen)

	First Half Ended September 2005 (April 1–September 30, 2005)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	240,037	21,107	40,374	29,025	330,545	—	330,545
(2) Sales and Transfer Account from Intersegment Transactions	10,298	4,604	1,723	37	16,663	(16,663)	—
Total	250,335	25,712	42,097	29,063	347,209	(16,663)	330,545
Operating Expenses	235,627	25,367	39,270	24,742	325,007	(17,188)	307,819
Income from Operations	14,707	344	2,827	4,320	22,201	524	22,725

(Millions of yen)

	First Half Ended September 2006 (April 1–September 30, 2006)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	241,525	23,775	42,701	39,393	347,395	—	347,395
(2) Sales and Transfer Account from Intersegment Transactions	10,913	4,319	1,939	71	17,242	(17,242)	—
Total	252,438	28,094	44,640	39,464	364,638	(17,242)	347,395
Operating Expenses	238,251	27,305	41,146	33,258	339,962	(18,391)	321,570
Income from Operations	14,187	788	3,493	6,206	24,676	1,149	25,825

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	475,653	46,016	85,572	63,714	670,957	—	670,957
(2) Sales and Transfer Account from Intersegment Transactions	21,072	8,475	3,870	83	33,501	(33,501)	—
Total	496,726	54,491	89,443	63,798	704,458	(33,501)	670,957
Operating Expenses	472,698	53,561	84,065	56,131	666,456	(34,378)	632,078
Income from Operations	24,027	930	5,377	7,667	38,001	877	38,879

Notes: 1. Segmentation between countries and regions is based on geographic proximity.
2. Major countries and regions besides Japan are as follows:
Americas: United States, Canada, Brazil
Europe: France, Italy, Germany, etc.
Asia/Oceania: China, Taiwan, Australia, etc.
3. Effective the interim period under review, the Company has reassessed segment-allocation of operating expenses. A part of administrative expenses and basic R&D expenses, etc., which had previously been listed under the Elimination line as unallocatable operating expenses, are allocated to each segment. The Company has also partly redefined intersegment transactions. By allocating all administrative expenses to each region, etc., these changes aim to provide a more accurate grasp and disclosure of geographic segment results.

*Geographic segment information for the previous corresponding term and fiscal year has been retrospectively restated to reflect the changes in segment-allocation of operating expenses, etc.

4. Geographic segment information for the previous corresponding term and fiscal year, based on the previous fiscal year's accounting methods for segment-allocation of operating expenses, etc., is as below.

(Millions of yen)

	First Half Ended September 2005 (April 1–September 30, 2005)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	240,037	21,107	40,374	29,025	330,545	—	330,545
(2) Sales and Transfer Account from Intersegment Transactions	9,781	4,610	1,723	37	16,153	(16,153)	—
Total	249,819	25,718	42,097	29,063	346,698	(16,153)	330,545
Operating Expenses	230,271	24,821	39,098	24,424	318,616	(10,796)	307,819
Income from Operations	19,547	896	2,999	4,638	28,082	(5,356)	22,725

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
Net Sales							
(1) Sales from Outside Customers	475,653	46,016	85,572	63,714	670,957	—	670,957
(2) Sales and Transfer Account from Intersegment Transactions	20,040	8,488	3,870	83	32,483	(32,483)	—
Total	495,694	54,504	89,443	63,798	703,440	(32,483)	670,957
Operating Expenses	461,459	52,937	83,724	55,200	653,321	(21,243)	632,078
Income from Operations	34,235	1,567	5,718	8,598	50,119	(11,239)	38,879

Notes: 1. Segmentation between countries and regions is based on geographic proximity.
2. Major countries and regions besides Japan are as follows:
Americas: United States, Canada, Brazil
Europe: France, Italy, Germany, etc.
Asia/Oceania: China, Taiwan, Australia, etc.
3. Operating expenses for the previous interim term included ¥5,356 million in operating expenses for noncategorized spending covered in the Elimination line item. The amount for the year ended March 2005 was ¥11,239 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

5. Due to a change in accounting practices, the Company changed its accounting for bonuses to directors and statutory auditors. Compared with previous calculation approaches, therefore, operating expenses were ¥53 million higher in Japan, while income from operations in Japan declined by the same amount.

6. Due to a change in accounting practices, from the interim period the Company applied new standards in accounting for stock options, etc. Compared with previous calculation approaches, therefore, operating expenses were ¥8 million higher in Japan, while income from operations in Japan declined by the same amount.

7. Due to a change in accounting practices, from the interim period the Company applied control and influence criteria in accounting for investment associations. Compared with previous calculation approaches, therefore, operating expenses were ¥683 million lower in Japan, while income from operations in Japan was higher by the same amount.

3. Overseas Sales

(Export Sales and Sales by Overseas Subsidiaries; by Destination)

(Millions of yen)

	First Half Ended September 2005 (April 1–September 30, 2005)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	22,275	37,684	31,369	91,328
Consolidated Net Sales				330,545
Percentage of Overseas Sales against Consolidated Net Sales	6.7%	11.4%	9.5%	27.6%

(Millions of yen)

	First Half Ended September 2006 (April 1–September 30, 2006)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	23,999	39,565	42,971	106,536
Consolidated Net Sales				347,395
Percentage of Overseas Sales against Consolidated Net Sales	6.9%	11.4%	12.4%	30.7%

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	47,527	80,394	69,319	197,241
Consolidated Net Sales				670,957
Percentage of Overseas Sales against Consolidated Net Sales	7.1%	12.0%	10.3%	29.4%

Notes: 1. Segmentation between countries and regions is based on geographic proximity.
2. Major countries and regions are as follows:
Americas: United States, Canada, Brazil, etc.
Europe: France, Italy, Germany, etc.
Asia/Oceania: China, Taiwan, Australia, etc.
3. Overseas net sales consist of exports from the Company and its domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among the Companies are not included.

(Lease Transactions)

Details are disclosed via EDINET, and thus have been omitted from this report.

(Marketable Securities)

1) Available-for-Sale Securities with Fair Value

(Millions of yen)

	First Half Ended September 2005 (September 30, 2005)			First Half Ended September 2006 (September 30, 2006)			Fiscal Year Ended March 2006 (March 31, 2006)		
	Cost	Carrying amount	Unrealized gains/losses	Cost	Carrying amount	Unrealized gains/losses	Cost	Carrying amount	Unrealized gains/losses
(1) Stocks	11,151	33,274	22,123	11,055	37,280	26,225	10,995	41,229	30,233
(2) Bonds									
JGBs, Municipal, etc.	2,155	2,226	70	—	—	—	—	—	—
Corporate	1,035	1,020	(14)	2,025	1,996	(28)	2,035	2,019	(15)
Other	—	—	—	1,000	962	(37)	1,000	957	(42)
(3) Other	5,449	5,075	(373)	1,836	1,972	135	6,440	6,731	290
Total	19,791	41,597	21,805	15,917	42,212	26,294	20,471	50,937	30,466

Note: In the event that the market price of a security at interim term-end is 50% or more below cost, the security is deemed unrecoverable. If the market price is between 30% and 50% of cost, the Company makes a decision on recoverability after considering the performance and financial position of the security's issuer.

2) Carrying Amount of Securities without Fair Value

(Millions of yen)

	First Half Ended September 2005 (September 30, 2005)	First Half Ended September 2006 (September 30, 2006)	Fiscal Year Ended March 2006 (March 31, 2006)
(1) Available-for-Sale Securities			
FFFs	19,506	30,015	21,506
MMFs	3,415	3,418	3,416
Bond Investment Trusts	14,444	11,401	12,452
Investment in Business Limited Liability Partnerships, etc.	19,424	5,794	19,213
Unlisted Stocks	17,189	17,944	17,188
Unlisted Bonds	3	3	3
(2) Shares in Subsidiaries and Affiliates			
Subsidiaries	385	106	3
Affiliates	1,329	1,454	1,312

(Derivative Transactions)

Details are disclosed via EDINET, and thus have been omitted from this report.

(Stock Options)

Details are disclosed via EDINET, and thus have been omitted from this report.

(Business Combinations)

Details are disclosed via EDINET, and thus have been omitted from this report.

(Going Concern Assumption)

Not applicable

5. Status of Production, Orders and Sales

(1) Production

Production figures for the interim period under review, the previous interim period, and the previous fiscal year, by business segment, are shown below.

(Millions of yen)

Segment	First Half Ended September 2005 (April 1–September 30, 2005)	First Half Ended September 2006 (April 1–September 30, 2006)	Change (%)	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)
Domestic Cosmetics	50,082	50,660	+1.2	101,567
Overseas Cosmetics	28,237	29,288	+3.7	57,350
Others	1,408	1,434	+1.8	3,032
Total	79,728	81,383	+2.1	161,950

Notes: 1. The above figures are based on manufacturing costs.

2. The above figures exclude consumption tax.

3. As mentioned in note 2 to Business Segment Information, the Company recategorized its business segment reporting from the interim period under review.

* The Company has retrospectively restated segment production information for the previous corresponding period and the previous fiscal year in line with the new business segments used from the interim period under review.

4. Production information based on the business segments used in the previous corresponding period and the previous fiscal year is as below.

(Millions of yen)

Segment	First Half Ended September 2005 (April 1–September 30, 2005)	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)
Cosmetics	63,440	127,186
Toiletries	11,908	26,281
Others	4,379	8,481
Total	79,728	161,950

Notes: 1. The above figures are based on manufacturing costs.

2. The above figures exclude consumption tax.

(2) Orders

Shiseido Group products are not manufactured to order. Although the Companies undertakes some manufacturing to order on an OEM basis, the amount in financial terms is minimal.

(3) Sales

Sales figures for the interim period under review, the previous interim period, and the previous fiscal year, by business segment, are shown below.

(Millions of yen)

Segment	First Half Ended September 2005 (April 1–September 30, 2005)	First Half Ended September 2006 (April 1–September 30, 2006)	Change (%)	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)
Domestic Cosmetics	229,653	229,298	–0.2%	453,360
Overseas Cosmetics	90,936	106,244	+16.8%	196,331
Others	9,954	11,852	+19.1%	21,265
Total	330,545	347,395	+5.1%	670,957

Notes: 1. Intersegment transactions are eliminated.

2. The above figures exclude consumption tax.

3. As mentioned in note 2 to Business Segment Information, the Company recategorized its business segment reporting from the interim period under review.

* The Company has retrospectively restated segment sales information for the previous corresponding period and the previous fiscal year in line with the new business categories used from the interim period under review.

4. Sales information based on the business segments used in the previous corresponding period and the previous fiscal year is as below.

(Millions of yen)

Segment	First Half Ended September 2005 (April 1–September 30, 2005)	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)
Cosmetics	260,308	533,068
Toiletries	31,493	61,166
Others	38,743	76,722
Total	330,545	670,957

Notes: 1. Intersegment transactions are eliminated.

2. The above figures exclude consumption tax.

(Translation)

October 26, 2006
Shiseido Company, Limited

Supplementary Data for Settlement of Accounts for the First Half Ended September 30, 2006

(Millions of yen)

Data item	Fiscal year ended March 31, 2007 (estimate)	Comparison with the previous fiscal year		First half ended September 30, 2006 (results)	Comparison with the corresponding period of the previous fiscal year		First half ended September 30, 2005 (results)
		Increase or decrease	Rate of increase or decrease (%)		Increase or decrease	Rate of increase or decrease (%)	
Capital investment							
Consolidated	22,000	3,011	+ 16	9,052	- 587	- 6	9,639
Non-consolidated	7,000	- 735	- 10	3,057	- 1,842	- 38	4,900
Depreciation and amortization							
Tangible fixed assets							
Consolidated	19,500	1,309	+ 7	9,592	990	+ 12	8,601
Non-consolidated	8,300	54	+ 1	3,618	- 300	- 8	3,919
Intangible fixed assets							
Consolidated	8,500	- 281	- 3	4,131	- 318	- 7	4,450
Non-consolidated	2,000	- 244	- 11	1,142	10	+ 1	1,132
Total depreciation and amortization							
Consolidated	28,000	1,027	+ 4	13,724	672	+ 5	13,051
Non-consolidated	10,300	- 189	- 2	4,761	- 289	- 6	5,051
R&D expenses							
Consolidated	16,500	48	+ 0	8,108	- 351	- 4	8,460
Non-consolidated	15,500	- 4	- 0	7,896	- 75	- 1	7,971
Advertising expenses							
Consolidated	50,000	- 314	- 1	25,565	1,442	+ 6	24,122
Non-consolidated	33,000	5,841	+ 22	17,410	3,727	+ 27	13,682

* Fractions less than one million yen are rounded down.